SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH SEPTEMBER 21, 2006

(Commission File Number: 001-10579)

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A.
(Exact name of Registrant as specified in its Charter)

TELECOMMUNICATIONS COMPANY OF CHILE
(Translation of Registrant's name into English)

Avenida Providencia No. 111, Piso 22
Providencia, Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ______ No ___X___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): ___N/A___

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

REPORT ON THE CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2006 and 2005
(CONSOLIDATED)

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
(Translation of financial statements originally issued in Spanish – See Note 2)

_____________________________________________________________________

CONTENTS

Report of Independent Auditors
Consolidated Balance Sheets
Consolidated Statement of Income
Consolidated Statement of Cash Flow
Notes to the Consolidated Financial Statements

ThCh$:	Thousands of Chilean pesos.
UF :	The Unidad de Fomento, or UF, is an inflation-indexed peso-denominated monetary unit in Chile. The daily UF rate is fixed in advance based on the change in the Chilean Consumer Price Index of the previous month.
ThUS$:	Thousands of US dollars.

Report of Independent Auditors
(Translation of a report originally issued in Spanish--See Note 2 (b))

To the Shareholders and Directors of
Compañía de Telecomunicaciones de Chile S.A.:

1.	We have reviewed the accompanying consolidated balance sheets of Compañía de Telecomunicaciones de Chile S.A. and Subsidiaries (the “Company”) as of June 30, 2006 and 2005 and the related consolidated statements of income and cash flow for the six-month periods then ended. These interim consolidated financial statements are the responsibility of the Company’s management. The accompanying Management’s Discussion and Analysis of the Consolidated Financial Statements in not an integral part of these financial statements, and therefore, this report does not cover this item.

2.	We conducted our review in accordance with generally accepted auditing standards in Chile for a review of interim financial information. A review of interim financial information consists principally of applying analytical procedures to the financial statements and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Chile, the objective of which is the expression of an opinion regarding the consolidated financial statement taken as whole.Accordingly, we do not express such an opinion.

3.	Based on our review of the interim consolidated financial statements as of June 30, 2006 and 2005, we are not aware of any material modifications that are required for them to be in conformity with accounting principles generally accepted in Chile.

Andrés Marchant V.	ERNST & YOUNG LTDA.

Santiago, Chile, July 20, 2006

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
JUNE 30, 2006 AND 2005
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as June 30,2006)

ASSETS	Notes	2006	2005	LIABILITIES	Notes	2006	2005

		ThCh$	ThCh$			ThCh$	ThCh$
CURRENT ASSETS				CURRENT LIABILITIES
Cash		5,860,347	6,421,662	Short-term obligations with banks
Time deposits	(34)	3,582,198	5,095,035	and financial institutions	(15)	-	9,618,994
Marketable securities, net	(4)	16,380,773	26,918,702	Short-term portion of long-term debt	(15)	1,905,431	34,840,439
Accounts receivable, net	(5)	149,188,941	176,966,521	Commercial paper	(17 a)	11,706,912	35,321,520
Notes receivable, net	(5)	4,509,435	4,286,069	Current maturities of bonds payable	(17 b)	29,857,249	100,384,974
Other receivables	(5)	14,834,069	26,784,335	Current maturities of other long-term obligations		15,715	26,292
Due from related companies	(6 a)	19,447,743	17,409,380	Dividends payable		1,586,965	1,838,801
Inventories, net		3,944,998	3,494,286	Trade accounts payable	(35)	98,199,555	72,782,925
Recoverable taxes		7,534,689	6,367,642	Other payables	(36)	8,065,369	25,937,691
Prepaid expenses		2,428,234	2,863,815	Due to related companies	(6 b)	28,534,715	31,487,620
Deferred taxes	(7 b)	11,913,980	16,803,049	Accruals	(18)	7,172,105	6,452,930
Other current assets	(8)	27,351,062	20,437,377	Withholdings		12,414,556	10,498,740
				Unearned income		8,258,192	8,107,719
				Other current liabilities		5,060,055	9,425,125

TOTAL CURRENT ASSETS		266,976,469	313,847,873	TOTAL CURRENT LIABILITIES		212,776,819	346,723,770

PROPERTY, PLANT AND EQUIPMENT	(10)			LONG-TERM LIABILITIES
Land		27,533,414	27,587,968	Long-term debt with banks and
Buildings and improvements		200,075,077	198,917,711	financial institutions	(16)	334,248,227	346,682,148
Machinery and equipment		3,298,727,243	3,262,620,379	Bonds payable	(17 b)	66,122,966	42,738,389
Other property, plant and equipment		280,244,272	258,571,612	Other accounts payable		17,675,534	332,211
Technical revaluation		9,372,019	9,863,818	Accruals	(18)	34,551,946	35,645,698
Less: Accumulated depreciation		2,559,857,930	2,389,989,319	Deferred taxes	(7 b)	54,939,254	60,045,848
				Other liabilities		3,901,716	4,820,699

TOTAL PROPERTY, PLANT AND
EQUIPMENT, NET		1,256,094,095	1,367,572,169	TOTAL LONG-TERM LIABILITIES		511,439,643	490,264,993

				MINORITY INTEREST	(20)	567,128	1,607,057

OTHER NON-CURRENT ASSETS				SHAREHOLDERS' EQUITY	(21)
Investments in related companies	(11)	8,526,818	8,840,521	Paid-in capital		872,492,215	913,596,382
Investments in other companies		4,138	4,138	Price-level restatement of paid-in capital		9,677,815	9,135,963
Goodwill	(12)	17,167,006	19,461,363	Other reserves		(1,564,937)	(1,176,325)
Other receivables	(5)	12,468,907	18,288,870	Retained earnings		7,041,369	22,155,178
Intangibles	(13)	49,408,764	48,413,707	Net income		7,041,369	22,155,178
Less: Accumulated amortization	(13)	14,340,918	9,322,625
Others non-current asset	(14)	16,124,773	15,201,002

TOTAL OTHER ASSETS		89,359,488	100,886,976	TOTAL SHAREHOLDERS' EQUITY		887,646,462	943,711,198

TOTAL ASSETS		1,612,430,052	1,782,307,018	TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		1,612,430,052	1,782,307,018

The accompanying note 1 to 36 are an integral part of these consolidated financial statements

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

     CONSOLIDATED STATEMENTS OF INCOME
FOR THE PERIOD ENDED JUNE 30, 2006 AND 2005
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of June 30, 2006)

		2006	2005
OPERATING INCOME:		ThCh$	ThCh$

Operating revenues		284,853,058	294,987,474
Less: Operating costs		189,158,313	178,136,332

Gross profit		95,694,745	116,851,142

Less: Administrative and selling expenses		57,886,404	65,167,529

OPERATING INCOME		37,808,341	51,683,613

NON-OPERATING RESULTS:
Interest income		2,013,446	5,401,233
Equity in earnings of equity-method investees	(11)	878,765	768,008
Other non-operating income	(22 a)	808,266	1,461,669
Equity in losses of equity-method investees	(11)	35,611	33,714
Less: Amortization of goodwill	(12)	1,478,913	793,911
Less: Interest expense and other		10,370,402	16,476,442
Less: Other non-operating expenses	(22 b)	11,804,841	3,879,035
Price-level restatement, net	(23)	1,361,896	(2,877,419)
Foreign exchange gain, net	(24)	671,095	3,087,595

NON-OPERATING (LOSS) INCOME, NET		(17,956,299)	(13,342,016)

INCOME BEFORE INCOME TAXES AND MINORITY INTEREST		19,852,042	38,341,597

Income taxes	(7 c)	(13,012,596)	(16,202,709)

INCOME BEFORE MINORITY INTEREST		6,839,446	22,138,888

Minority interest	(20)	201,923	16,290

NET INCOME FOR THE YEAR		7,041,369	22,155,178

The accompanying note 1 to 36 are an integral part of these consolidated financial statements

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOW
FOR THE PERIOD ENDED JUNE 30, 2006 AND 2005
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of June 30, 2006)

	2006	2005
	ThCh$	ThCh$
NET CASH
FROM OPERATING ACTIVITIES	112,877,445	87,758,311

Net income for the year	7,041,369	22,155,178

Sales of assets:	(479,721)	357

Utility on sales of property, plant and equipment	-	357
Utility on sales of investments (less)	(562,416)	-
Loss on sales of investments	82,695	-

Debits ( credits ) to income that do not represent
cash flows:	115,222,224	116,350,652

Depreciation in operating income for the period	102,594,587	100,589,055
Amortization of intangibles	2,370,341	2,118,266
Provisions and write offs	10,840,154	12,252,731
Equity participation in income of equity method investees (less)	(878,765)	(768,008)
Equity participation in losses of equity method investees	35,611	33,714
Amortization of goodwill	1,478,913	793,911
Price-level restatement	(1,361,896)	2,877,419
Foreign currency translation	(671,095)	(3,087,595)
Other credits to income that do not represent
cash flows (less)	(138,398)	(24,805)
Other debits to income that do not represent
cash flows	952,772	1,565,964

Changes in operating assets
(Increase) decrease:	(28,921,420)	4,406,409

Trade accounts receivable	(18,278,915)	(25,692,317)
Inventories	(1,130,919)	2,316,829
Other assets	(9,511,586)	27,781,897

Changes in operating liabilities
Increase (decrease):	20,216,916	(55,137,995)

Accounts payable related to
operating activities	12,118,609	(15,809,178)
Interest payable	3,320,944	2,264,119
Income taxes payable (net)	4,601,199	(35,599,156)
Other accounts payable related to non-operating
activities	1,183,884	(1,807,092)
V.A.T. and other similar taxes payable	(1,007,720)	(4,186,688)

Minority interest	(201,923)	(16,290)

The accompanying note 1 to 36 are an integral part of these consolidated financial statements

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

	2006	2005
	ThCh$	ThCh$
NET CASH USED IN
FINANCING ACTIVITIES	(129,246,388)	(194,084,131)

Obligations with the public	65,770,519	35,353,837
Dividends paid (less)	(13,382,693)	(109,834,981)
Capital distribution ( less )	(40,200,514)	-
Loans repaid (less)	-	(10,379,890)
Repayment of obligations with the public (less)	(140,758,312)	(109,223,097)
Other financing activities (less)	(675,388)	-

NET CASH USED IN
INVESTING ACTIVITIES	(47,217,125)	(44,109,267)

Sales of property, plant and equipment	60,832	156,618
Acquisition of property, plant and equipment (less)	(47,277,957)	(31,357,975)
Investments in related companies (less)	-	(49,101)
Investments in financial instruments (less)	-	(4,987,081)
Other investing activities (less)	-	(7,871,728)

NET CASH FLOWS FOR THE PERIOD	(63,586,068)	(150,435,087)

EFFECT OF INFLATION ON CASH
AND CASH EQUIVALENTS	(730,766)	(1,000,192)

NET INCREASE OF CASH
AND CASH EQUIVALENTS	(64,316,834)	(151,435,279)

CASH AND CASH EQUIVALENTS AT
BEGINNING OF PERIOD	96,309,437	164,589,922

CASH AND CASH EQUIVALENTS AT
END OF PERIOD	31,992,603	13,154,643

The accompanying note 1 to 36 are an integral part of these consolidated financial statements

1. Composition of Consolidated Group and Registration with the Securities Registry:

a) The Company is a publicly-held corporation that is registered in the Securities Registry under No. 009 and is therefore subject to supervision by the Chilean Superintendency of Securities and Insurance (“SVS”).

b) Subsidiary companies registered with the Securities Registry:

SUBSIDIARIES			Participation
	TAXPAYER	Registration	(direct & indirect)
	No.	Number	2006	2005
			%	%

Telefónica Larga Distancia S.A.	96,551,670-0	456	99.67	99.16
Telefónica Asistencia y Seguridad S.A.	96,971,150-8	863	99.99	99.99

2. Summary of Significant Accounting Policies:

(a) Accounting period:

The interim consolidated financial statements correspond to the six-month periods ended June 30, 2006 and 2005.

(b) Basis of preparation:

These interim consolidated financial statements (hereinafter “the financial statements”) have been prepared in accordance with Generally Accepted Accounting Principles in Chile (“Chilean GAAP”) and standards set forth by the Chilean Superintendency of Securities and Insurance (“SVS”). In the event of any discrepancies in these regulations, SVS regulations supersede Chilean GAAP. Certain accounting practices applied by the Company that conform to Chilean GAAP may not conform to generally accepted accounting principles in the United States (“US GAAP”) or International Financial Reporting Standards (“IFRS”). For the convenience of the reader, these financial statements have been translated from Spanish to English.

The Company’s financial statements as of June 30 and December 31 of each year are prepared in order to be reviewed and audited respectively, in accordance with current legal regulations. With respect to the quarterly financial statements as of March and September, the Company voluntarily submits these to an interim financial information review performed in accordance with the regulations established for this type of review, described in Generally Accepted Auditing Standard No. 45 Section No. 722, issued by the Chilean Association of Accountants.

(c) Basis of presentation:

The interim consolidated financial statements for 2005 and their notes have been adjusted for comparison purposes by 3.7% in order to allow comparison with the 2006 interim financial statements. For comparison purposes, certain reclassifications have been made to the 2005 financial statements.

(d) Basis of consolidation:

These consolidated financial statements include the assets, liabilities, income and cash flows of the Parent Company and subsidiaries. Significant intercompany transactions have been eliminated, and the participation of minority investors has been recognized under Minority Interest (See Note 20).

2. Summary of Significant Accounting Policies, continued:

(d) Basis of consolidation, continued:

Companies included in consolidation:

As of June 30, 2006, the consolidated group (The Company) is composed of Compañía de Telecomunicaciones de Chile S.A. and the following subsidiaries:

			Ownership Percentage

TAXPAYER	Company Name		2006		2005
No.		Direct	Indirect	Total	Total

96,551,670-0	Telefónica Larga Distancia S.A.	99.67	-	99.67	99.16
96,961,230-5	Telefonica Gestión de Servicios Compartidos Chile S.A.	99.99	-	99.99	99.99
74,944,200-K	Fundación Telefónica Chile	50.00	-	50.00	50.00
96,971,150-8	Telefónica Asistencia y Seguridad S.A.	99.99	-	99.99	99.99
90,430,000-4	Telefónica Empresas CTC Chile S.A.	99.99	-	99.99	99.99
78,703,410-1	Telefónica Multimedia Chile S.A. (1)	99.99	-	99.99	99.99
96,834,320-3	Telefónica Internet Empresas S.A. (2)	99.99	-	99.99	99.99
96,811,570-7	Administradora de Telepeajes de Chile S.A.	-	79.99	79.99	79.99
96,545,500-0	CTC Equipos y Servicios de Telecomunicaciones S.A. (3)	-	-	-	99.99
96,887,420-9	Globus 120 S.A. (4)	-	-	-	99.99

1)
On January 26, 2006, Telefónica Internet S.A. sold 449,081 shares to Telefónica Chile for ThCh$1,624,273 (historical) corresponding to its participation in that company. On that same date, CTC Equipos y Servicios S.A. sold 1 share to Telefónica Chile S.A. for ThCh$4 corresponding to its participation in that company.

2)
On January 27, 2006 ,Telefónica Empresas CTC Chile sold 215,099 shares to Telefónica Chile for ThCh $1,468,683 (historical) corresponding to its participation in that company.
On January 26, CTC Equipos y Servicios S.A. sold 16 shares to Telefónica Chile for ThCh $132 corresponding to its participation in that company.

3)	On March 1, 2006, Telefónica Chile absorbed subsidiary CTC Equipos y Servicios de Telecomunicaciones S.A. after purchasing 1 share of that company from third parties for ThCh$11 on February 28, 2006.

4)	On April 21, 2006 Telefónica Mundo S.A. absorbed the subsidiary Globus 120 S.A. and subsequently changed its name to Telefónica Larga Distancia S.A.

2. Summary of Significant Accounting Policies, continued:

(e) Price-level restatement:

The interim consolidated financial statements have been adjusted by applying price-level restatement standards, in accordance with Chilean GAAP, in order to reflect the changes in the purchasing power of the currency during both periods. The accumulated variation in the CPI as of June 30, 2006 and 2005, for initial balances, is 1.1% and 1.0%, respectively.

(f) Basis of conversion:

Assets and liabilities in US$ (United States dollars), Euros, Brazilian Reales and UF (Unidad de Fomento) have been converted to pesos at the exchange rates as of each period end:

YEAR	US$	EURO	BRAZILIAN REAL	UF

2006	539.44	689.91	249.39	18,151.40
2005	579.00	700.80	248.13	17,489.25

Foreign currency translation differences resulting from the application of this Standard are credited or charged to income for the period.

(g) Time deposits:

Time deposits are carried at cost plus adjustments, where applicable, and accrued interest up to period end.

(h) Marketable securities:

Fixed income securities are recorded at their price-level restated acquisition value, plus interest accrued as of each period end using the real rate of interest determined as of the date of purchase, or their market value, whichever is less.

(i) Inventories:

Equipment held for sale is carried at price-level restated acquisition or development cost or at market value, whichever is less.

Inventories estimated to be used during the next twelve months are classified as current assets and their cost is price-level restated. The obsolescence provision has been determined on the basis of a survey of materials with slow turnover.

2. Summary of Significant Accounting Policies, continued:

(j) Allowance for doubtful accounts:

Different percentages are applied when calculating the allowance for doubtful accounts, depending on the aging of such accounts. The allowance for debts exceeding 120 days, or 180 days in the case of large customers (corporations), is for 100% of the amount receivable.

(k) Property, plant and equipment:

Property, plant and equipment are carried at their price-level restated acquisition and/or construction cost.

Property, plant and equipment acquired up to December 31, 1979 are carried at their appraisal value, as stipulated in Article 140 of D.F.L. No. 4, and those acquired subsequently are carried at their acquisition value, except for those assets which are carried at the appraisal value recorded as of September 30, 1986, as authorized in SVS Circular No. 550. All these values have been price-level restated.

(l) Depreciation of property, plant and equipment:

Depreciation has been calculated and recorded on a straight-line basis over the estimated useful lives of the assets. The average annual financial depreciation rate of the Company is approximately 8.04% .

(m) Leased assets:

Leased assets with a purchase option and whose contracts meet the characteristics of a financial lease are recorded in a similar fashion to the acquisition of property, plant and equipment, by recognizing the full obligation and interest on an accrual basis. These assets are not legally owned by the Company; therefore until it exercises the purchase option they cannot be freely disposed of.

(n) Intangibles:

i) Rights to underwater cable:
Corresponds to the rights acquired by the Company for the use of an underwater cable to transmit voice and data. This right is amortized over the term of the respective contracts, with a maximum of 25 years.

ii) Software licenses:
Software licenses are valued at their price-level restated acquisition cost. Amortization is calculated using the straight-line method over their estimated useful life, which does not exceed 4 years.

2. Summary of Significant Accounting Policies, continued:

(ñ) Investments in related companies:

These investments are accounted for under the equity method, which recognizes the investor’s share of income on an accrual basis. For investments abroad, the valuation methodology applied is that defined in Technical Bulletin No. 64. These investments are controlled in dollars, since they are in countries deemed to be unstable and their activities are not an extension of the operations of the Parent Company.

(o) Goodwill:

Corresponds to the valuation differences that are created when adjusting the cost of the investments, adopting the equity method or making a new purchase. Goodwill and negative goodwill amortization periods have been determined considering aspects such as the nature and characteristics of the business and the estimated period of return of the investment. Goodwill arising on the acquisition of investments abroad is controlled in United States dollars (the currency in which the investment is controlled) as per Technical Bulletin No. 64 of the Chilean Association of Accountants. (See Note 12).

Goodwill impairment has been assessed as required in SVS Circular No.1,697 and Technical Bulletin No. 72 issued by the Chilean Association of Accountants.

(p) Transactions with repurchase agreements:

Purchases of securities under agreement to resell are recorded as fixed rate securities and are classified under Other Current Assets (see note 8).

2. Summary of Significant Accounting Policies, continued:

(q) Obligations with the public:

• Bonds payable are presented in liabilities at the par value of the issued bonds (see note 17b). The difference between the par and placement value, determined on the basis of the designated interest rate for the transaction, is deferred and amortized using the straight-line method over the term of the respective bond (see notes 8 and 14).

• Commercial paper is presented in liabilities at its placement value, plus accrued interest (see note 17a).

Costs directly related to the placement of these obligations are deferred and amortized using the straight-line method over the term of the respective liability.

(r) Income tax and deferred income taxes:

Income tax is recorded on the basis of taxable net income. Deferred taxes on all temporary differences, usable tax loss carry forwards, and other events that create differences between the tax and accounting values are recognized in accordance with, Technical Bulletins No. 60 and its modifications issued by the Chilean Association of Accountants and as established by SVS Circular No.1,466 dated January 27, 2000.

(s) Staff severance indemnities:

For employees who qualify for this benefit, the Company’s staff severance indemnities obligation is provided for by applying the present value of the obligation using an annual discount rate of 6%, considering estimates such as the future service period of the employee, mortality rate of employees and salary increases determined on the basis of actuarial calculations (see Note 19).
Costs for past services of the employees produced by changes in the actuarial bases, are deferred and amortized over average periods of employees’ future service periods.

(t) Revenue recognition:

The Company’s revenues are recognized on an accrual basis in accordance with Chilean GAAP. Since billing dates are different from the accounting close date, as of the date of preparation of these consolidated financial statements provisions have been established for services provided and not billed, which are determined on the basis of contracts, traffic, prices and current conditions for the period. These amounts are recorded under Trade Accounts Receivable.

2. Summary of Significant Accounting Policies, continued:

(u) Foreign currency forwards:

The Company has entered into foreign currency investment and hedging futures. The latter have been purchased to cover the foreign exchange variations for the Company’s current foreign currency obligations.

These instruments are valued in accordance with Technical Bulletin No. 57 of the Chilean Association of Accountants.

The rights and obligations acquired are detailed in Note 27, reflecting in the balance sheet only the net right or obligation at period end, classified according to the maturity of each contract under Other Current Assets or Other Payables, as applicable. The contract’s implicit premium is deferred and amortized using the straight-line method over the term of the contract.

(v) Interest rate coverage:

Interest on loans for which associated interest rate swaps have been entered into is recorded recognizing the effect of those contracts on the interest rate established in such loans. The rights and obligations acquired therein are shown under Other Payables or under Other Current Assets, as applicable (See Note 27).

(w) Computer software:

The cost of software purchased is deferred and amortized using the straight-line method over a maximum period of four years and classified under Other property, plant and equipment.

(x) Research and development expenses:

Research and development expenses are charged to income in the period in which they are incurred. Those expenses have not been significant in recent years.

2. Summary of Significant Accounting Policies, continued:

(y) Cumulative translation adjustment:

The Company recognizes in this equity reserve account the difference from exchange rate fluctuations and the Consumer Price Index (C.P.I.) from restating its investments abroad. These investments are controlled in United States dollars. The balance in this account is credited (or charged) to income in the same period in which the net income or loss on the total or partial disposal of these investments is recognized.

(z) Statement of cash flows:

For the purposes of preparing the Statement of Cash Flows according to Technical Bulletin No. 50 of the Chilean Association of Accountants and SVS Circular No.1,312, the Company defines cash equivalents as securities under agreements to resell and time deposits maturing in less than 90 days.

Cash flows related to the Company’s line of business and all cash flows not defined as from investing or financing activities are included under “Cash Flows from Operating Activities”.

(aa) Correspondents:

The Company currently has agreements with foreign correspondents, which set the conditions that regulate international traffic. The correspondents are charged or paid, according to net traffic receivable/payable and the rates set in each agreement.

This receivable/payable is recorded on an accrual basis; the costs and income for the period are recognized on an accrual basis, and the net balances receivable and payable of each correspondent are recorded under “Trade Accounts Receivable” or “Accounts Payable”, as applicable.

3. Accounting Changes:

a) Accounting changes

During the periods covered in these interim consolidated financial statements, the accounting principles have been applied consistently.

b) Change in estimate

i) Change in the estimations of staff severance indemnities

Changes in actuarial hypotheses
As established in Technical Bulletin No. 8 issued by the Chilean Association of Accountants and in light of the new contractual conditions derived from the organizational restructuring undergone by the Company, a series of studies were undertaken to modify the calculation base for the staff severance indemnities provision. Initially, in December 2004, this meant recognizing deferred assets of ThCh$4,872,939 (historical). After these studies were concluded during 2005, the Company decided to also include other actuarial estimates in the calculation methodology used for this provision. The additional variables modified were: personnel turnover index, mortality rate and future salary increases. As a result of these modifications, the Company recorded deferred assets of ThCh$3,648,704 (historical) in the year 2005. Both effects will be amortized over the future service period of the employees with this benefit (see portion to be amortized in the short-term in Note 8 (3) and in the long-term in Note 14 (2).

Change in the discount rate
During the first quarter of 2006 an evaluation was performed of the market interest rate used to calculate the current value of staff severance indemnities. After completing this analysis the Company decided to reduce the discount rate from 7% to 6%. As a result of these modifications, the Company recorded deferred tax assets of ThCh$ 2,797,402 (historical) in 2006 which will be amortized over the future years of service of the employees that qualify for this benefit.

4. Marketable Securities:

The balance of marketable securities is as follows:

Description	2006 ThCh$	2005 ThCh$

Publicly offered promissory notes	16,380,773	26,918,702

Total	16,380,773	26,918,702

Publicly offered promissory notes (Fixed Income)

Instrument	Date		Par Value ThCh$	Book Value		Market Value ThCh$	Provision ThCh$
	Purchase	Maturity		Amount ThCh$	Rate %

BCD0500907	Dec-04	Sep-07	2,697,200	2,723,878	5%	2,723,878	(50,360)
BCD0500907	Ago-05	Sep-07	1,888,040	1,906,715	5%	1,906,715	(21,679)
BCD0500907	Sep-05	Sep-07	2,157,760	2,179,102	5%	2,179,102	(34,666)
BCD0500907	Sep-05	Sep-07	2,697,200	2,723,878	5%	2,723,878	(43,038)
BCD0500907	Sep-05	Sep-07	2,697,200	2,723,878	5%	2,723,878	(41,638)
BCD0500907	Sep-05	Sep-07	539,440	544,776	5%	544,776	(8,334)
BCD0500907	Sep-05	Sep-07	539,440	544,776	5%	544,776	(8,078)
BCD0500907	Sep-05	Sep-07	1,078,880	1,089,551	5%	1,089,551	(16,040)

Sub-Total			14,295,160	14,436,554		14,436,554	(223,833)

BCU500909	Nov-05	Sep-09	1,815,140	1,944,219	5%	1,944,908	-
Sub-Total			1,815,140	1,944,219		1,944,908	-

Total			16,110,300	16,380,773		16,381,462	(223,833)

5. Current and long-term receivables:

The detail of current and long-term receivables is as follows:

Description	Current									Long-term

	Up to 90 days		Over 90 up to 1 year		Subtotal	Total Current (net)
	2006	2005	2006	2005	2006	2006		2005		2006	2005
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	%	ThCh$	%	ThCh$	ThCh$

Trade accounts receivable	206,517,449	263,915,656	4,899,445	5,547,854	211,416,894	149,188,941	100.0	176,966,521	100.0	-	1,556,392
Fixed telephony service	163,243,322	191,243,699	2,301,783	2,343,209	165,545,105	112,486,774	75.40	114,431,706	64.66	-	1,556,392
Long distance	24,076,744	49,250,963	-	-	24,076,744	17,592,287	11.79	40,024,426	22.62	-	-
Communications companies	17,286,241	19,406,653	2,597,662	2,990,254	19,883,903	18,299,370	12.27	19,058,583	10.77	-	-
Other	1,911,142	4,014,341	-	214,391	1,911,142	810,510	0.54	3,451,806	1.95	-	-
Allowance for doubtful accounts	(61,077,061)	(91,136,033)	(1,150,892)	(1,360,956)	(62,227,953)	-		-		-	-
Notes receivable	9,331,530	5,426,542	14,508	7,666,309	9,346,038	4,509,435		4,286,069		-	-
Allowance for doubtful notes	(4,836,603)	(1,346,892)	-	(7,459,890)	(4,836,603)	-		-		-	-
Miscellaneous accounts receivable	12,454,110	23,672,812	2,379,959	3,111,523	14,834,069	14,834,069		26,784,335		12,468,907	16,732,478
Allowance for doubtful accounts	-	-	-	-	-	-		-		-	-
Long-term receivables										12,468,907	18,288,870

6. Balances and transactions with related entities:

a) Receivables from related parties are as follows:

		Short term		Long term

Taxpayer No.	Company	2006	2005	2006	2005
		ThCh$	ThCh$	ThCh$	ThCh$

96,942,730-3	Telefónica Mobile Solutions Chile S.A.	122,691	121,785	-	-
Foreign	Telefónica España	551,265	259,514	-	-
Foreign	Telefónica Internacional Chile S.A.	-	-	-	-
93,541,000-2	Impresora Comercial y Publiguías S.A.	4,047,367	3,500,289	-	-
Foreign	Telefónica Sao Paulo	37,778	-	-	-
Foreign	Emergia U.S.A.	-	12,412	-	-
96,834,230-4	Terra Networks Chile S.A.	2,141,124	1,079,808	-	-
96,895,220-k	Atento Chile S.A.	383,306	604,736	-	-
96,910,730-9	Emergia Chile S.A.	472,211	126,823	-	-
Foreign	Telefónica LD Puerto Rico	-	169,065	-	-
Foreign	Telefónica Data EEUU	52,348	16,085	-	-
Foreign	Telefónica Data España	237,756	266,301	-	-
Foreign	Telefónica Argentina	1,509,756	854,680	-	-
96,786,140-5	Telefónica Móvil de Chile S.A.	6,824,661	7,517,298
Foreign	Telefónica Procesos Tec. de Información	1,338,177	1,430,287	-	-
59,083,900-0	Telefónica Ingeniería de Seguridad S.A.	3,088	4,029	-	-
Foreign	Telefónica Whole Sale International Services	429,252	257,597	-	-
Foreign	Telefónica Guatemala	430	14,137	-	-
Foreign	Telefónica El Salvador	-	2,866	-	-
96,990,810-7	Telefónica Móviles Soluciones y Aplicaciones	46,962	56,408	-	-
Foreign	Telefónica Gestión de Servicios Compartidos España	11,202	12,547	-	-
Foreign	Telefónica Perú	187,743	-	-	-
87,845,500-2	Telefónica Móviles Chile S.A.	1,050,626	1,102,713	-	-

	Total	19,447,743	17,409,380	-	-

There have been charges and credits recorded to current accounts with these companies for invoicing of sale of materials, equipment and services.

b) Payables to related parties are as follows:

		Short term		Long term

Taxpayer No.	Company	2006	2005	2006	2005
		ThCh$	ThCh$	M$	M$

Foreign	Telefónica España	40,001	-	-	-
96,527,390-5	Telefónica Internacional Chile S.A.	283,162	282,934
93,541,000-2	Impresora Comercial y Publiguías S.A.	791,299	1,274,564	-	-
Foreign	Telefónica Perú	10,363	37,540	-	-
96,834,230-4	Terra Networks Chile S.A.	4,295,878	3,904,838	-	-
96,895,220-k	Atento Chile S.A.	1,564,123	5,950,670	-	-
96,910,730-9	Emergia Chile S.A.	2,871,990	397,503	-	-
Foreign	Telefónica Guatemala	73,764	-	-	-
Foreign	Telefónica El Salvador	13,397	-	-	-
96,786,140-5	Telefónica Móvil de Chile S.A.	14,502,054	12,582,585
87,845,500-2	Telefónica Móviles Chile S.A.	3,324,968	5,252,862
Foreign	Telefónica Argentina	10,125	-	-	-
59,083,900-0	Telefónica Ingeniería de Seguridad S.A.	1,164	1,509	-	-
Foreign	Telefónica Whole Sale International Services	180,185	826,208	-	-
Foreign	Telefónica LD Puerto	3,486	-	-	-
Foreign	Telefónica Investigación y Desarrollo	511,567	976,407
Foreign	Telefónica Sao Paulo	57,189	-	-	-

	Total	28,534,715	31,487,620

As per Article No. 89 of the Corporations Law, all these transactions are carried out under conditions similar to those that normally prevail in the market.

6. Balances and transactions with related companies, continued:

c) Transactions:

Company	Tax No.	Nature of Relationship	Description of transaction	2005 ThCh$		2004 ThCh$

				Amount	Effect on income	Amount	Effect on income

Telefónica España	Foreign	Matriz	Sales	311,980	311,980	482,520	482,520
			Purchases	162,082	162,082	(125,371)	(125,371)

Telefonica Data EEUU	Foreign	Matriz común	Sales	21,573	21,573	-	-

Telefónica Internacional Chile S.A.	96,527,390-5		Purchases	(280,790)	(280,790)	(284,725)	(284,725)

Impresora y Comercial Publiguías S.A.	93,541,000-2	Matriz común	Sales	1,282,213	1,282,213	1,495,076	1,495,076
			Purchases	(3,132,196)	(3,132,196)	(1,791,172)	(1,791,172)

Terra Networks Chile S.A.	96,834,230-4	Matriz común	Sales	2,897,989	2,897,989	2,324,455	2,324,455
			Purchases	(416,570)	(416,570)	(508,697)	(508,697)

Atento Chile S.A.	96,895,220-K	Matriz común	Sales	764,288	764,288	1,008,532	1,008,532
			Purchases	(8,067,685)	(8,067,685)	(8,103,428)	(8,103,428)

Telefónica Argentina	Foreign	Matriz común	Sales	895,882	895,882	469,067	469,067
			Purchases	(545,756)	(545,756)	(378,793)	(378,793)

TWIS América S.A.	Foreign	Matriz común	Sales	-	-	96,399	96,399
			Purchases	(552,114)	(552,114)	(665,337)	(665,337)

Telefónica Sao Paulo	Foreign	Matriz común	Sales	70,363	70,363	66,199	66,199
			Purchases	(62,439)	(62,439)	(75,304)	(75,304)

Telefónica Guatemala	Foreign	Matriz común	Sales	4,677	4,677	3,684	3,684
			Purchases	(24,355)	(24,355)	(9,408)	(9,408)

Telefónica del Perú	Foreign	Matriz común	Sales	488,812	488,812	229,497	229,497
			Purchases	(348,414)	(348,414)	(257,848)	(257,848)

Telefónica LD Puerto Rico	Foreign	Matriz común	Sales	6,838	6,838	5,447	5,447
			Purchases	(9,096)	(9,096)	(8,604)	(8,604)

Telefónica El Salvador	Foreign	Matriz común	Sales	2,542	2,542	2,083	2,083
			Purchases	(19,247)	(19,247)	(6,411)	(6,411)

Telefónica Móvil de Chile S.A.	96,786,140-5	Matriz común	Sales	7,089,354	7,089,354	6,696,356	6,696,356
			Purchases	(20,961,961)	(20,961,961)	(22,092,077)	(22,092,077)

Telefónica Móviles Chile S.A.	87.845.500-2	Matriz común	Sales	384,435	384,435	1,087,283	1,087,283
			Purchases	(4,525,863)	(4,525,863)	(6,586,233)	(6,586,233)

Telef. Ing de Seguridad	59.083.900-0	Matriz común	Sales	5,033	5,033	-	-

Telefónica Mobile Solutions Chile S.A.	96,942,730-3	Matriz común	Sales	11,505	11,505	19,171	19,171

TIWS Chile S.A.	96,895,220-K	Matriz común	Sales	722,284	722,284	407,645	407,645
			Purchases	(2,556,786)	(2,556,786)	(596,865)	(596,865)

The conditions of the agreement related to intercompany transactions between the Company and its equity-method investees and its mercantile current account are short and long-term, respectively, in the case of Telefónica Internacional Chile S.A., It is denominated in US dollars, accruing interest at a variable rate adjusted to market rates (US$ + Market Spread).

In the case of Sales and Services Rendered, these mature in the short-term (less than a year) and the maturity terms for each case vary based on the related transaction.

7. Current and deferred income taxes:

a) General information:

As of June 30, 2006 and 2005, the Parent Company has established a first category income tax provision, as it has taxable net income of ThCh$71,266,559 and ThCh$66,928,129, respectively.

In addition, as of June 30, 2006 and 2005, a provision for first category income tax in subsidiaries was recorded in the amounts of ThCh$21,156,617 and ThCh$16,738,853, respectively.

As of June 30, 2006 and 2005, accumulated tax losses of subsidiaries amount to ThCh$6,875,612 and ThCh$8,718,154 respectively.

The companies in the group with positive Retained Taxable Earnings and their associated credits are as follows:

Subsidiaries	Retained	Retained	Retained	Retained	Retained	Amount
	Taxable	Taxable	Taxable	Taxable	Taxable	of
	Earnings	Earnings	Earnings	Earnings	Earnings	credit
	w/15% credit	w/16% credit	w/16.5% credit	w/17% credit	w/o credit
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Telefónica Larga Distancia S.A.	2,183,566	1,025,049	5,499,680	46,272,274	2,606,334	11,144,781
Telefónica Empresas CTC Chile S.A.	102	-	1,704,345	30,668,826	1,386,489	6,618,361
Telefónica Chile S.A.	-	-	-	42,450,596	12,154,258	8,694,700

Total	2,183,668	1,025,049	7,204,025	119,391,696	16,147,081	26,457,842

7. Current taxes , and deferred income continued:

b) Deferred taxes:

As of June 30, 2006 and 2005 the accumulated balances of temporary differences that originated net deferred tax liabilities in the amount of ThCh$(43,025,274) and ThCh$(43,242,799), are as follows:

Description	2006				2005

	Deferred tax assets		Deferred tax liabilities		Deferred tax assets		Deferred tax liabilities

	Short-term	Long-term	Short-term	Long-term	Short-term	Long-term	Short-term	Long-term
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Allowance for doubtful accounts	10,488,423	-	-	-	15,205,923	-	-	-
Vacation provision	540,936	-	-	-	517,417	-	-	-
Tax benefits for tax losses	-	1,168,854	-	-	9,907	1,472,179	-	-
Staff severance indemnities	740	1,417	-	4,926,749	-	-	-	6,430,935
Leased assets and liabilities	-	57,872	-	202,820	-	62,753	-	124,952
Property, plant and equipment	-	4,224,992	-	157,152,892	-	4,107,960	-	172,136,300
Termination provision	11,758	-	-	-	-	-	-	-
Difference in amount of capitalized staff severance	-	483,433	355	84,932	-	634,650	-	-
Software	-	-	-	-	-	-	-	3,548,250
Deferred charge on sale of assets	-	-	-	450,560	-	-	-	1,522,652
Development software	-	-	-	2,352,722	-	-	-	-
Collective negotiation bonus	-	-	-	20,021	-	-	-	95,032
Other	901,877	273,318	29,399	4,041,809	1,075,965	280,038	6,163	4,548,572

Sub-Total	11,943,734	6,209,886	29,754	169,232,505	16,809,212	6,557,580	6,163	188,406,693

Complementary accounts net of accumulated amortization	-	(3,491,170)	-	(111,574,535)	-	(3,888,330)	-	(125,691,595)

Sub-Total	11,943,734	2,718,716	29,754	57,657,970	16,809,212	2,669,250	6,163	62,715,098

Tax reclassification	(29,754)	(2,718,716)	(29,754)	(2,718,716)	(6,163)	(2,669,250)	(6,163)	(2,669,250)

Total	11,913,980	-	-	54,939,254	16,803,049	-	-	60,045,848

7. Current and deferred income taxes, continued:

c) Income tax breakdown:

The current tax expense shown in the following table is based on taxable income:

Description	2006	2005
	ThCh$	ThCh$

Common tax expense before tax credit (income tax 17%)	15,711,941	14,522,152
Current tax expense (article 21 single tax at 35%)	7,984	37,219
Common tax expense (first category (corporate) single income tax)	-	347,713
Tax expense adjustment (previous period)	(327,364)	89,298

Income tax subtotal	15,392,561	14,996,382

- Current period deferred taxes	(9,220,088)	(5,374,688)
- Tax benefits from tax loss carry forwards	-	(298,765)
- Effect of amortization of complementary accounts for deferred assets and liabilities	6,840,123	6,879,780

Deferred tax subtotal	(2,379,965)	1,206,327

Total expense tax	13,012,596	16,202,709

8. Other Current Assets:

The detail of other current assets is as follows:

Description	2006	2005
	ThCh$	ThCh$

Fixed income securities purchased with resale agreement (note 9)	22,550,058	1,037,026
Deferred union contract bonus (1)	216,177	2,292,312
Deferred exchange insurance premiums	62,851	438,138
Telephone directories for connection program	342,637	4,822,001
Deferred higher bond discount rate (note 25)	231,806	56,523
Deferred disbursements for placement of bonds (note 25)	164,582	395,143
Commercial paper issuance costs (note 25)	34,310	380,524
Deferred disbursements for foreign financing proceeds (2)	720,253	631,057
Exchange difference insurance receivable (net of partial liquidations)	959,031	1,057,283
Deferred staff severance indemnities charges (3)	1,210,332	728,658
Dispensable property	119,761	116,665
Fixed income instruments sold with buyback agreement	-	6,717,700
Others	739,264	1,764,347

Total	27,351,062	20,437,377

(1)
Between November and December 2003, the Company negotiated a 32-month and 36-month union contract with a number of its employees, granting them, among other benefits, a signing bonus. That bonus was paid in November and December 2003. The total benefit of ThCh$3,425,245 (historical) was deferred using the straight-line method over the term of the union agreement.

The long-term portion is shown under Other (Other long –Term assets) (Note 14).

(2)
This amount corresponds to the cost (net of amortization) of the mandatory reserve paid to the Central Bank of Chile and disbursements incurred for foreign loans obtained by the Company to finance its investment plan.

(3)
Corresponds to the short-term portion to be amortized due to changes in the actuarial hypotheses and in the discount rate, as described in Note 3, and for the concept of loans to employees as indicated in Note 14 (3).

9.- Information regarding sales commitment transactions (agreements):

Code	Dates		Counterparty	Original	Subscription	Rate	Final Value	Instrument	Book Value

	Inception	End		currency	value ThCh$		ThCh$	Identification	ThCh$

CRV	June 19, 2006	July 05, 2006	HSBC BANK		$2,496,768	0.40%	2,502,094	BCP0800614	2,500,430
CRV	June 20, 2006	July 05, 2006	BANCO DE CREDITO E		$1,250,000	0.41%	1,252,563	BCP0800907	1,251,708
			INVERSIONES
CRV	June 21, 2006	July 05, 2006	BANCO BICE		$742,744	0.39%	744,095	BCP0800907	743,613
CRV	June 22, 2006	July 05, 2006	BANCO DEL ESTADO DE		$1,658,966	0.41%	1,661,913	BCP0800614	1,660,780
			CHILE
CRV	June 23, 2006	July 05, 2006	BANCO DE CREDITO E		$500,000	0.31%	500,620	BCP0800708	500,362
			INVERSIONES
CRV	June 27, 2006	July 05, 2006	BANCO DEL ESTADO DE		$550,315	0.41%	550,916	BCP0800614	550,540
			CHILE
CRV	June 27, 2006	July 05, 2006	BANCO DEL ESTADO DE		$1,650,944	0.41%	1,652,749	BCP0800614	1,651,621
			CHILE
CRV	June 28, 2006	July 05, 2006	BANCO DE CREDITO E		$1,800,000	0.40%	1,801,680	BCP0800708	1,800,492
			INVERSIONES
CRV	June 29, 2006	July 06, 2006	BANCO DE CREDITO E		$1,250,000	0.40%	1,251,167	BCP0800407	1,250,167
			INVERSIONES
CRV	June 30, 2006	July 07, 2006	BANCO DE CREDITO E		$1,800,000	0.41%	1,801,722	BCP0800708	1,800,000
			INVERSIONES
CRV	June 29, 2006	July 05, 2006	BANCO DEL ESTADO DE	UF	192,805	0.41%	192,963	BCU0501113	192,831
			CHILE
CRV	June 19, 2006	July 05, 2006	HSBC BANK	UF	3,232	0.40%	3,239	CERO010911	3,237
CRV	June 20, 2006	July 05, 2006	BANCO DEL ESTADO DE	UF	622,856	0.41%	624,133	CERO010508	623,707
			CHILE
CRV	June 20, 2006	July 05, 2006	BANCO DEL ESTADO DE	UF	500,000	0.41%	501,025	CERO010908	500,683
			CHILE
CRV	June 20, 2006	July 05, 2006	BANCO DEL ESTADO DE	UF	127,144	0.41%	127,405	CERO011212	127,318
			CHILE
CRV	June 21, 2006	July 05, 2006	BANCO BICE	UF	611,082	0.39%	612,194	CERO010807	611,796
CRV	June 21, 2006	July 05, 2006	BANCO BICE	UF	346,175	0.39%	346,805	CERO011107	346,580
CRV	June 22, 2006	July 05, 2006	BANCO DEL ESTADO DE	UF	141,034	0.41%	141,285	CERO010412	141,188
			CHILE
CRV	June 27, 2006	July 05, 2006	BANCO DEL ESTADO DE	UF	249,056	0.41%	249,328	CERO010412	249,158
			CHILE
CRV	June 27, 2006	July 05, 2006	BANCO DEL ESTADO DE	UF	49,685	0.41%	49,740	CERO010812	49,706
			CHILE
CRV	June 29, 2006	July 05, 2006	BANCO DEL ESTADO DE	UF	725,690	0.41%	726,285	CERO010412	725,789
			CHILE
CRV	June 29, 2006	July 05, 2006	BANCO DEL ESTADO DE	UF	31,505	0.41%	31,531	CERO010414	31,510
			CHILE
CRV	June 30, 2006	July 07, 2006	BANCO BICE	UF	78,537	0.38%	78,606	CERO010308	78,537
CRV	June 30, 2006	July 07, 2006	BANCO BICE	UF	427,063	0.38%	427,442	CERO011007	427,063
CRV	June 30, 2006	July 07, 2006	BANCO BICE	UF	306,851	0.38%	307,123	CERO011106	306,851
CRV	June 27, 2006	July 05, 2006	HSBC BANK	USD	2,308,446	0.05%	2,268,276	BCD0500108	2,266,631
CRV	June 30, 2006	July 07, 2006	DEUTSCHE BANK	USD	2,189,240	0.05%	2,159,963	BCD0500108	2,157,760

			Total		22,610,138		22,566,862		22,550,058

10. Property, plant and equipment:

The detail of property, plant and equipment is as follows:

	2006		2005

Description	Accumulated	Gross prop., plant	Accumulated	Gross prop., plant
	depreciation	and equipment	depreciation	and equipment
	ThCh$	ThCh$	ThCh$	ThCh$

Land	-	27,533,414	-	27,587,968
Building and improvements	88,413,085	200,075,077	84,766,170	198,917,711
Machinery and equipment	2,298,743,482	3,298,727,243	2,138,688,839	3,262,620,379
Central office telephone equipment	1,075,752,713	1,290,855,373	1,013,729,979	1,280,329,069
External plant	854,589,375	1,518,853,559	792,959,007	1,513,465,341
Subscribers’ equipment	332,066,188	451,814,837	295,639,144	431,091,082
General equipment	36,335,206	37,203,474	36,360,709	37,734,887

Other Property, Plant and Equipment	162,143,110	280,244,272	155,443,923	258,571,612
Office furniture and equipment	85,424,357	107,228,450	85,584,564	111,311,859
Projects, work in progress and their materials (2)	-	79,764,973	-	61,116,908
Leased assets (1)	59,946	498,099	56,263	510,748
Property, plant and equipment temporarily out of service	6,775,647	6,936,073	10,932,598	13,002,102
Software	68,947,136	84,669,298	57,990,248	71,551,909
Other	936,024	1,147,379	880,250	1,078,086

Technical revaluation Circular 550	10,558,253	9,372,019	11,090,387	9,863,818

Total	2,559,857,930	3,815,952,025	2,389,989,319	3,757,561,488

(1) Leased assets have a gross value of ThCh$498,099 and ThCh$489,222 for the concept of buildings for 2006 and 2005 respectively with accumulated depreciation of ThCh$59,446 and ThCh$48,727 for 2006 and 2005 respectively.

(2) Until December 31, 2002, works in progress included capitalization of the related borrowing costs, as per Technical Bulletin No. 31 of the Chilean Association of Accountants, and therefore, the gross property, plant and equipment balance includes interest in the amount of ThCh$195,542,315. Accumulated depreciation for this interest amounts to ThCh$131,904,191 and ThCh$119,247,263 for 2006 and 2005, respectively. The depreciation charge of the period amounted to ThCh$6,321,280 in 2006 and ThCh$6,349,834 in 2005.

A depreciation charge for the period amounting to ThCh$98,120,219 and ThCh$95,303,066 for 2006 and 2005, respectively, was recorded as operating cost, and a depreciation charge of ThCh$5,248,415 for 2006 and ThCh$3,674,236 for 2005 as administrative and selling cost. Depreciation of property, plant and equipment that is temporarily out of service is made up mainly of telephone equipment under repair and incurred depreciation amounting to ThCh$705,529 and ThCh$1,613,898 in 2006 and 2005, which is classified under “Other Non-operating Expenses”(note 22b).

The detail by item of the technical revaluation is as follows:

	Net	Accumulated	Gross property,	Gross property,
	Balance	Depreciation	plant and	plant and
Description			equipment	equipment
			2006	2005
	ThCh$	ThCh$	ThCh$	ThCh$

Land	(512,126)	-	(512,126)	(512,125)
Building and improvements	(836,895)	(4,077,632)	(4,914,527)	(4,914,267)
Machinery and equipment	162,787	14,635,885	14,798,672	15,290,210

Total	(1,186,234)	10,558,253	9,372,019	9,863,818

Depreciation of the technical reappraisal surplus for the period of ThCh$(31,479) and ThCh$(10,319) for 2006and 2005, respectively.

Gross property, plant and equipment includes assets that have been totally depreciated in the amount of ThCh$1,177,291,521 in 2006 and ThCh$992,384,090 in 2005, which include ThCh$12,748,057 and ThCh$12,085,330, respectively, from the reappraisals mentioned in Circular No. 550.

11. Investments in related companies:

The detail of investments in related companies is as follows

					Percentage
			Currency		participation		Equity of the companies

Taxp. No.	Company	Country of	controlling	Number of
		origin	the	shares	2006	2005	2006	2005
			investment
					%	%	ThCh$	ThCh$

Foreign	TBS Celular Participación S.A. (1)	Brazil	Dollar	48,950,000	2.61	2.61	153,157,770	166,847,495
96,895,220-K	Atento Chile S.A.	Chile	Pesos	3,049,998	28.84	28.84	15,706,484	15,545,397
96,922,950-1	Empresa de Tarjetas Inteligentes S.A. (2)	Chile	Pesos	-	-	20.00	-	12,539

		Net income (loss)		Equity in income				Investment
Taxp. No.	Company	of the companies		(loss) of the		Investment value		book value
				investment

		2006	2005	2006	2005	2006	2005	2006	2005
		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Foreign	TBS Celular Participación S.A. (1)	(1,364,416)	757,646	(35,612)	19,774	3,997,418	4,354,720	3.997.418	4.354.720
96,895,220-K	Atento Chile S.A.	3,047,032	2,594,427	878,765	748,234	4,529,400	4,483,293	4.529.400	4.483.293
96,922,950-1	Empresa de Tarjetas Inteligentes S.A. (2)	-	(168,569)	-	(33,714)		- 2,508	-	2.508

	Total					8,526,818	8,840,521	8.526.818	8.840.521

(1)
The company records its investment in TBS Celular using the equity method since it exercises significant influence through the business group to which it belongs, as established in paragraph N° 4 of Circular N° 1,179 issued by the Superintendency of Securities and Insurance and ratified in Title II of Circular N° 1,697. Although Telefónica Chile only has a 2.61% direct participation in TBS Celular, its Parent Company, Telefónica España directly and indirectly has a percentage exceeding 20% ownership of the capital stock of that company.

(2)
The Extraordinary Shareholders´ Meeting agreed to the dissolution of Empresa de Tarjetas Inteligentes S.A. During September 2005 the Chilean Internal Revenue Service authorized the closing of this company.

As of the date of these financial statements there are no liabilities for hedge instruments assigned to foreign investments. The Company has the intention of reinvesting net income from foreign investments on a permanent basis, therefore there is not net income that is potentially remittable.

12. Goodwill:

The detail of goodwill is as follows:

			2006		2005
Taxpayer No.	Company	Year	Amount	Balance of	Amount	Balance of
			amortized	Goodwill	amortized	Goodwill
			in the period		in the period
			ThCh$	ThCh$	ThCh$	ThCh$

Foreign	TBS Celular Participación S.A.	2001	93,509	2,419,869	93,509	2,608,437
96,887,420-9	Globus 120 S.A.	1998	576,914	14,318,883	576,914	15,482,272
78,703,410-1	Telefónica Multimedia Chile S.A. (1)	1998	761,341	-	76,339	847,319
96,834,320-3	Telefónica Internet Empresas S.A.	1999	47,149	428,254	47,149	523,335

	Total		1,478,913	17,167,006	793,911	19,461,363

Goodwill amortization periods have been determined taking into account aspects such as the nature and characteristics of the business and estimated period of return of investment.

(1)
As indicated in Note 2d) No. 1 as a product of the sale made on January 26, 2006, the Board of Directors of Telefónica Internet Empresas S.A. agreed to sell the shares of Telefónica Multimedia Chile S.A. to Telefónica Chile S.A. This sale was made at book value, not considering goodwill in the price, which required the extraordinary recognition of, the total balance of goodwill as of that date.

13. Intangibles:

The detail of Intangibles is as follows:

Description	2006	2005
	ThCh$	ThCh$

Underwater cable rights (gross)	37,451,084	36,647,538
Accumulated amortization, previous period	(7,451,977)	(5,271,953)
Amortization for the period	(890,103)	(847,505)
Licenses (Software) (gross)	11,957,680	11,766,169
Accumulated amortization, previous periods	(4,518,600)	(1,948,637)
Amortization for the period	(1,480,238)	(1,254,530)

Total Net Intangibles	35,067,846	39,091,082

14. Other non-current assets:

The detail of Other non-current assets is as follows:

Description	2006	2005
	ThCh$	ThCh$

Deferred disbursement for obtaining external financing (see note 8(2)) (1)	1,084,200	1,219,767
Deferred union contract bonus (see note 8(1))	34,140	95,200
Bond issue expenses (see note 25)	746,146	244,601
Bond discount (see note 25)	1,222,463	209,111
Securities deposits	117,544	138,518
Deferred charge due to change in actuarial estimations (2)	8,517,621	8,198,179
Deferred staff severance indemnities (3)	4,402,655	5,056,334
Deferred foreign exchange insurance premiums to be amortized	-	3,447
Others	4	35,845

Total	16,124,773	15,201,002

(1)
This amount corresponds to the cost (net of amortizations) of the mandatory reserve paid to the Chilean Central Bank and disbursements incurred for foreign loans obtained by the Company, to finance its investment plan.

(2)
In light of the new contractual conditions derived from the organizational evolution experienced by the Company, there have been a series of studies that, , beginning in 2004, allowed, the modification of the variable for future years of service of employees within the basis for calculating staff severance indemnities. After concluding these studies, in 2005 other estimations were incorporated such as mortality of employees and futures salary increases and includes the rate change mentioned in Note 3 b i) for 2006 , all determined on the basis of actuarial calculations, as established in Technical Bulletin No. 8 of the Chilean Association of Accountants.The difference at the beginning of the year as a result of changes in the actuarial estimates constitutes actuarial gains or losses, which are deferred and amortized during the average remaining future years of service for the employees that will receive the benefit (see Note 2s).

(3)
In conformity with the union agreements between the Company and its employees, loans were granted to employees, the amounts and conditions of which were based, among other aspects, on the accrued balances of staff severance indemnities when they were granted.

The staff severance indemnities provision has been recorded in part at its current value, deferring and amortizing this effect over the years of average remaining service life of employees that subscribe to the benefit. The loan is presented under Other Long- term Receivables.

15. Short-term obligations with banks and financial institutions:

The breakdown of short-term obligations with banks and financial institutions is as follow:

Taxp. No.	Bank or financial institution	US$		U.F.		Ch$		TOTAL

		2006	2005	2006	2005	2006	2005	2006	2005

	Short-term	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

97,030,000-7	BANCO ESTADO	-	-	-	-	-	9,618,994	-	9,618,994

	Total	-	-	-	-	-	9,618,994	-	9,618,994

	Outstanding principal	-	-	-	-	-	9,612,042	-	9,612,042

	Average annual interest rate	-	-	-	-	-	3.00%	-	3.00%

	Current maturities of long-term debt

97,015,000-5	BANCO SANTANDER SANTIAGO (4)	-	-	436,139	268,919		-	436,139	268,919
Foreign	CALYON NEW YORK BRANCH Y OTROS	156,422	115,265	-	-		-	156,422	115,265
97,008,000-7	CITIBANK (2)	632,333	468,342	-	-		-	632,333	468,342
Foreign	BBVA BANCOMER Y OTROS (3)	680,537	-	-	-		-	680,537	-
Foreign	BANCO BILBAO VIZCAYA ARGENTARIA	-	15,111,646	-	-		-	-	15,111,646
Foreign	ABN AMRO BANK	-	18,876,267	-	-		-	-	18,876,267

	Total	1,469,292	34,571,520	436,139	268,919		-	1,905,431	34,840,439

	Outstanding principal	-	33,024,085	-	-		-	-	33,024,085

	Average annual interest rate	5.63%	3.92%	3.16%	1.95%		-	5.15%	3.91%

Percentage of obligations in foreign currency       :       77.11 % for 2006       and       77.76 % for 2005
Percentage of obligations in local currency          :       22.89 %for 2006        and       22.24 % for 2005

16. Long-term obligations with banks and financial institutions

Long-term obligations with banks and financial institutions:

		Currency	Years to maturity for long-term portion			Long-term	Average	Long-term
Taxp.No.	Bank or financial institution	or Indexation				portion	annual	portion
		Index	1 to 2	2 to 3	3 to 5	as of	interest	as of
						June 30,2006	rate %	June 30,2005

			ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
	LOANS IN DOLLARS
Foreign	CALYON NEW YORK BRANCH Y OTROS (1)	US$	-	107,888,000	-	107,888,000	Libor + 0.40%	120,087,581
Foreign	BBVA BANCOMER Y OTROS (3)	US$	-	-	80,916,000	80,916,000	Libor + 0.375%	90,065,686
97,008,000-7	BANCO CITIBANK (2)	US$	80,916,000	-	-	80,916,000	Libor + 0.35%	72,052,548
Foreign	ABN AMRO BANK	US$	-	-	-	-	-

	SUBTOTAL		80,916,000	107,888,000	80,916,000	269,720,000	5.63%	282,205,815

	LOANS IN UNIDADES DE FOMENTO
97,015,000-5	BANCO SANTANDER SANTIAGO (4)	UF	-	-	64,528,227	64,528,227	Tab	64,476,333
							360+0.45%

	TOTAL		80,916,000	107,888,000	145,444,227	334,248,227	5.15%	346,682,148

Percentage of obligations in foreign currency       :       80.69 % for 2006        and       81.40 % for 2005

Percentage of obligations in local currency          :        19.31 % for 2006        and       18.60 % for 2005

(1)
In December 2004, the Company renegotiated this loan, extending its due date from February and August 2005 to December 2009, in addition to changing the agent bank, that it was the Bilbao Viscaya Argentaria Bank

(2)	In May 2005, the Company renegotiated this loan, extending its due date from April 2006 and April 2007 to December 2008, in addition to changing the agent bank, that it was the ABN Amro Bank.

(3)
In November 2005, the Company renegotiated this loan, extending its due date from April 2006, April 2007 and April 2008 to June 20011, in addition to changing the agent bank, that it was the ABN Amro Bank.

(4)	In April, the Company renegotiated this loan, extending its maturity due from April 2010 and reduce the interest rate to TAB 360 + 0.45%

17. Obligations with the Public:

a) Commercial paper:

On January 27, 2003 and May 12,2004 Telefónica Chile registered two commercial paper lines in the securities registry, the inspection numbers of which are 005 and 015, respectively. The maximum amount of each line is ThCh$35,000,000, and placements charged to the line may not exceed that amount. The term of each line will be 10 years from the date of registration with the Superintendency of Securities and Insurance. The interest rate will be defined upon each issuance of these commercial papers.

On January 18, 2005, a Series E placement of the same type of instrument was made in the amount of ThCh$12,000,000. The placement agent was Scotiabank Sudamericano Corredores de Bolsa.

On April 27, 2005, a Series F placement of the same type of instrument was made in the amount of ThCh$23,000,000. The placement agent was Scotiabank Sudamericano Corredores de Bolsa.

On March 21, 2006, a Series I placement of the same type of instrument was made in the amount of ThCh$12,000,000. The placement agent was Inversiones Boston Corredores de Bolsa.

The details of these transactions are described below:

		Current	Bond
Registration or		nominal	readjustment unit	Interest		Accounting value		Placement
identification		amount		rate	Final			in Chile or
number of the	Series	placed		%	Maturity	2006	2005	abroad
instrument		ThCh$	ThCh$			ThCh$	ThCh$

Short-term
commercial paper
005	E	12,000,000	Ch$ non-adjustable	0.3100	Oct 13, 2005	-	12,312,927	Chile

005	F	23,000,000	Ch$ non-adjustable	0.4100	Oct 13, 2005	-	23,008,593	Chile

015	I	12,000,000	Ch$ non-adjustable	0.4800	Dec 06, 2006	11,706,912	-	Chile

				Total		11,706,912	35,321,520

Obligations with the public, continued:

b) Bonds

The detail of obligations with the public for bond issues, classified as short and long-term is as follows:

Registration number or identification of the instrument		Nominal Amount of issue	Readjustment unit for bond	Nominal annual interest rate		Frequency		Par value		Placement in Chile or abroad

					Final maturity	Interest payment		2006 ThCh$	2005 ThCh$
	Series						Amortizations

				%
Short-term portion of long-term bonds
143,27,06,91	F	71,429	U.F.	6.000	Apr, 2016	Semi-annual	Semi-annual	1,457,002	1,471,865	Chile
281,20,12,01	L (1)	-	U.F.	3.750	Oct, 2012	Semi-annual	Maturity	701,606	-	Chile

Issued in New York	Yankee Bonds	49,603,000	US$	7.625	Jul, 2006	Semi-annual	Maturity	27,698,641	1,047,180	Abroad
Issued in New York	Yankee Bonds	-	US$	8.375	Jan, 2006	Semi-annual	Maturity	-	97,865,929	Abroad

							Total	29,857,249	100,384,974

Long-term bonds
143,27,06,91	F	642,857	U.F.	6.000	Apr, 2016	Semi-annual	Semi-annual	11,668,758	12,954,859	Chile
281,20,12,01	L (1)	3,000,000	U.F.	3.750	Oct, 2012	Semi-annual	Maturity	54,454,208	-	Chile

Issued in New York	Yankee Bonds (b)	-	US$	7.625	Jul, 2006	Semi-annual	Maturity	-	29,783,530	Abroad

							Total	66,122,966	42,738,389

17. Obligations with the Public, continued:

b) Bonds, continued:

1) On March 29, 2006, the Company placed bonds in the local market for a nominal amount of UF3,000,000 (equivalent to US$102.1 million) of a series denominated L, which is composed of 6,000 bonds with a value of UF 500 each. These bonds mature in one installment on October 25, 2012 at an annual interest rate of UF + 3.75% . Interest is paid biannually. There is a redemption option as of October 25, 2007.

18. Provisions and Write-offs:

The detail of provisions and write-offs shown in liabilities is as follows:

	2006	2005
	ThCh$	ThCh$

Current
Staff severance indemnities	333,617	489,043
Vacation	3,181,973	2,775,837
Goal achievement incentive	3,291,816	3,537,409
Other employee benefits (1)	1,914,811	2,290,004
Employee benefit advances	(1,550,112)	(2,639,363)

Sub-Total	7,172,105	6,452,930

Long-term
Staff severance indemnities	34,551,946	35,645,698

Total	41,724,051	42,098,628

(1) Includes provisions for the Independence Day bonus, Christmas bonus, bonus guaranteed under the current union contract, and miscellaneous.

During the period, there were bad debt write-offs of ThCh$2,280,592 in 2006 and ThCh$157,909 in 2005, which were charged against the respective allowance for doubtful accounts.

19. Staff severance indemnities:

The detail of the charge to income for staff severance indemnities is as follows:

	2006	2005
	ThCh$	ThCh$

Operating costs and administrative and selling expenses	1,847,119	2,349,795
Other non-operating expenses	9,278,969	-

Total	11,126,088	2,349,795
Payments and other changes in the period (1)	(2,695,244)	2,957,896

20. Minority interest:

Minority interest recognizes the portion of equity and revenues of subsidiaries owned by third parties. The detail of 2006 and 2005, respectively, is as follows:

	Percentage		Participation		Participation
	Minority		in equity		in net income (loss)
	Interest
Subsidiaries
	2006	2005	2006	2005	2006	2005
	%	%	ThCh$	ThCh$	ThCh$	ThCh$

Administradora de Sistemas de Telepeajes de Chile S.A.	20.00	20.00	11,957	248,417	36,940	7,530
Telefónica Larga Distancia S.A.	0.33	0.84	471,199	1,189,059	(23,950)	(66,014)
Fundación Telefónica	50.00	50.00	83,957	169,545	188,934	74,777
Telefónica Gestión Servicios Compartidos de Chile S.A.	0.0010	-	15	-	(1)	-
CTC Equipos y Servicios de Telecomunicaciones S.A.	-	0.0001	-	36	-	(3)

		Total	567,128	1,607,057	201,923	16,290

21. Shareholders’ equity

During the periods ended June 30, 2006 and 2005, respectively, changes in shareholders´ equity accounts are as follows:

							Total
	Paid-in	Reserve	Other	Retained		Interim	shareholders'
	capital	equity indexation	reserves	earnings	Net income	dividend	equity

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

2006

Balances as of December 31, 2005	912,692,729	-	(1,751,241)	-	25,183,320	(10,549,786)	925,575,022
Transfer of 2005 net income to retained earnings	-	-	-	25,183,320	(25,183,320)	-	-
Capital decrease	(40,200,514)	-	-	-		-	(40,200,514)
Absorption of interim dividend	-	-	-	(10,528,728)		10,528,728	-
Final Dividend 2005	-	-	-	(14,654,592)		-	(14,654,592)
Adjustment of foreign investment conversion reserve	-	-	205,567	-	-	-	205,567
Price-level restatement	-	9,677,815	(19,263)	-	-	21,058	9,679,610
Net income	-	-	-	-	7,041,369	-	7,041,369

Balances as of June 30, 2006	872,492,215	9,677,815	(1,564,937)	-	7,041,369	-	887,646,462

2005

Balances as of December 31, 2004	880,977,537	-	(1,237,651)	48,806,351	311,628,674	(255,303,899)	984,871,012
Transfer of 2004 income to retained earnings	-	-	-	311,628,674	(311,628,674)	-	-
Absorption of interim dividend	-	-	-	(255,303,899)	-	255,303,899	-
Final Dividend 2004	-	-	-	(56,324,775)	-	-	(56,324,775)
Interim Dividend	-	-	-	(48,806,351)	-	-	(48,806,351)
Adjustment of foreign investment conversion reserve	-	-	115,702	-	-	-	115,702
Price-level restatement	-	8,809,775	(12,377)	-	-	-	8,797,398
Net income	-	-	-	-	21,364,154	-	21,364,154

Balances as of June 30, 2005	880,977,537	8,809,775	(1,134,326)	-	21,364,154	-	910,017,140

Restated balances as of June 30, 2006	913,596,382	9,135,963	(1,176,325)	-	22,155,178	-	943,711,198

21. Shareholders’ Equity, continued:

(a) Paid-in capital:

As of June 30, 2006 the Company’s paid-in capital is as follows:

Number of shares:

Series	No. of subscribed	No. of paid shares	No. of shares with
	shares		voting rights

A	873,995,447	873,995,447	873,995,447
B	83,161,638	83,161,638	83,161,638

Paid-in capital:

	Subscribed	Paid-in
Series	Capital	Capital
	ThCh$	ThCh$

A	796,686,600	796,686,600
B	75,805,615	75,805,615

(b) Shareholder distribution:

As indicated in SVS Circular No.792, the distribution of shareholders by percentage shareholding in the Company as of June 30, 2006 is as follows:

Type of shareholder	Percentage of Total	Number of
	holdings	shareholders
	%

10% holding or more	55.13	2
Less than 10% holding:	44.09	1,657
Investment equal to or exceeding UF 200
Investment under UF 200	0.78	11,209

Total	100.00	12,868

Company controller	44.90	1

21. Shareholders’ Equity, continued:

(c) Dividends:

i) Dividend policy:

In accordance with Law No.18,046, unless otherwise decided at the Shareholders Meeting by unanimous vote of the shares issued, when there is net income, at least 30% must be distributed in dividends.

Considering the cash situation, levels of projected investment and the solid financial indicators for 2005 and future years, on April 14, 2005, the Ordinary Shareholders’ Meeting modified the dividend distribution policy reported at the Ordinary Shareholders’ Meeting of April 2004, and agreed to distribute 100% of net income generated during the respective year, by means of an interim dividend in November of each year and a final dividend in May of the following year.

ii) Dividend distributed in the period:

On April 14, 2005, the Extraordinary Shareholders’ Meeting approved the payment of a final dividend (No. 168) of Ch$ 58.84591 per share with a charge to net income for 2004 of ThCh$56,324,775. Likewise, it approved payment of a provisional dividend (No.169) of Ch$ 50.99095 per share, with a charge to retained earnings as of December 2004 of ThCh$48,806,351. Both dividends were paid on May 30, 2005.

On April 20, 2006, the Extraordinary Shareholders’ Meeting approved the payment of a final dividend (No. 171) of Ch$15.31 per share with a charge to net income for 2005 of ThCh$14,654,592. The dividend was paid on June 22, 2006.

In addition the shareholders approved the modification of the Company’s bylaws to decrease capital by ThCh$40,200,514, in order to distribute additional cash to the shareholders in 2006. Capital distribution No. 1 was equivalent to Ch$42 per share and Ch$168 per ADR.

(d) Other reserves:

Other Reserves include the net effect of the adjustment for conversion differences as established in Technical Bulletin No. 64 of the Chilean Association of Accountants, the detail of which is as follows:

		Amount
		December 31,		Net
		2005	Price-level	Movement	Balance as of
				restatement	June 30, 2006
		ThCh$	ThCh$	ThCh$	ThCh$

Foreign	TBS Celular Participación S.A.	(1,751,241)	(19,263)	205,567	(1,564,937)

	Total	(1,751,241)	(19,263)	205,567	(1,564,937)

22. Other Non-Operating Income and Expenses:

(a) Other non-operating income:

The detail of other non-operating income is as follows:

Other Income	2006	2005
	ThCh$	ThCh$

Administrative Services	36,360	-
Fines levied on suppliers and indemnities	124,876	15,925
Proceeds from sale of used equipment	338,547	643,263
Real estate rental	175,085	141,488
Net income on the sale of Intelsat shares	-	640,497
Other	133,398	20,496

Total	808,266	1,461,669

(b) Other non-operating expenses:

The detail of other non-operating expenses is as follows:

Other Expenses	2006	2005
	ThCh$	ThCh$

Lawsuit indemnities and other provisions	866,909	1,078,938
Depreciation and retirement of out-of-service property, plant and equipment (1)	705,529	1,613,898
Removal of property, plant and equipment that is out of service	728,243	1,052,504
Lower market value provision	57,423	-
Restructuring costs (2)	9,278,969	-
Other	167,768	133,695

Total	11,804,841	3,879,035

(1)	As of June 2006 this caption is composed mainly of depreciation of telephone equipment maintained in stock for replacements.

(2)	Corresponds mainly to payments made to employees on the basis of the Early Retirement Plan.

23. Price-level restatement:

The detail of price-level restatement is as follows:

Assets (Charges) Credits	Indexation	2006	2005
		ThCh$	ThCh$

Inventory	C.P.I.	17,486	20,963
Prepaid expenses	C.P.I.	1,763	1,320
Prepaid expenses	U.F.	2,241	-
Other current assets	C.P.I.	1,303	(18,856)
Other current assets	U.F.	(5,012)	(699,528)
Short and long-term deferred taxes	C.P.I.	1,250,405	1,274,089
Property, plant and equipment	C.P.I.	14,600,331	14,361,114
Investments in related companies	C.P.I.	68,053	87,222
Goodwill	C.P.I.	194,590	200,548
Long-term receivables	U.F.	(173,876)	(1,978,693)
Long-term receivables	C.P.I.	128,720	93,925
Other long-term assets	C.P.I.	431,251	639,200
Other long-term assets	U.F.	25,296	3,278
Expense accounts	C.P.I.	2,286,233	2,617,435

Total Charges		18,828,784	16,602,017

Liabilities – Shareholders’ Equity (Charges) Credits	Indexation	2006	2005
		ThCh$	ThCh$

Short-term obligations	U.F.	(167,443)	(4,771,276)
Long-term obligations	C.P.I.	(5,752)	(5,281)
Long-term obligations	U.F.	(4,139,590)	(1,304,955)
Shareholders’ equity	C.P.I.	(9,679,610)	(9,123,128)
Revenue accounts	C.P.I.	(3,474,493)	(4,274,796)

Total Credits		(17,466,888)	(19,479,436)

Price-level restatement, net		1,361,896	(2,877,419)

24. Foreign currency translation:

The detail of the gain on foreign currency translation is as follows:

Assets (Charges) Credits	Currency	2006 ThCh$	2005 ThCh$

Inventory	US$	-	(530,633)
Current assets	US$	3,798,304	9,035,601
Current assets	EURO	1,551	(4,043)
Current assets	BRAZILIAN REAL	149,114	3,351
Long-term receivables	US$	1,691,750	6,102,274
Other long-term assets	US$	(1,443)	19,679

Total Credits		5,639,276	14,626,229

Liabilities (Charges) Credits	Currency	2006 ThCh$	2005 ThCh$

Short-term obligations	US$	(1,950,719)	5,819,065
Short-term obligations	EURO	(314)	616
Short-term obligations	BRAZILIAN REAL	55,402	7,178
Long-term obligations	US$	(3,072,550)	(17,365,493)

Total Charges		(4,968,181)	(11,538,634)

Foreign currency translation, net	671,095	3,087,595

25. Issuance and placement of shares and debt expense:

The detail of this item is as follows:

		Short-term		Long-term
		2006	2005	2006	2005
		ThCh$	ThCh$	ThCh$	ThCh$

Bond issuance expenses		164,582	395,143	746,146	244,601
Discount on debt		231,806	56,523	1,222,463	209,111
Commercial paper issuance expense		34,310	380,524	-	-

	Total	430,698	832,190	1,968,609	453,712

These items are classified under Other Current Assets and Other Long-term Assets, as applicable, and are amortized over the term of the respective obligations.

26. Cash flows:

Financing and investing activities that do not generate cash flows during the period, but which commit future cash flows are as follows:

a) Financing activities: Financing activities that commit future cash flows are as follows:

Obligations with banks and financial institutions - see Notes 15 and 16
Obligations with the public - see Note 17

b) Investing activities: Investing activities that commit future cash flows are as follows:

	Maturity	ThCh$

BCD	2007	14,436,554
BCU	2009	1,944,219

c) Cash and cash equivalents:

	2006	2005
	ThCh$	ThCh$

Cash	5,860,347	6,421,662
Time deposits	3,582,198	5,095,035
Marketable securities (less than 90 days)	-	600,919
Other current assets	22,550,058	1,037,026

Total	31,992,603	13,154,642

27. Derivative Contracts:

The breakdown of derivate contracts is as follows:

Type of Derivate	Type of Contract	Description of Contract						Value of Hedged Item ThCh$	Affected Accounts

		Contract Value	Maturity or Expir.	Specific Item	Purchase Sale Position	Hedged Item or Transaction			Asset/Liability		Effect on Income

						Name	Amount		Name	Amount ThCh$	Realized ThCh$	Unrelized ThCh$

FR	CI	19,000,000	III Quarter 2006	Exchange rate	C	Oblig.in US$	19,000,000	10,249,360	asset	10,249,360	336,937	-
									liabilities	(10,148,732)
FR	CCPE	20,000,000	III Quarter 2006	Exchange rate	C	Oblig.in US$	20,000,000	10,788,800	asset	10,788,800	430,418	(21,314)
									liabilities	(11,161,654)
FR	CCPE	150,000,000	III Quarter 2008	Cross Currency Swap	C	Oblig.in US$	150,000,000	80,916,000	asset	80,975,994	4,081,067	2,223,569
									liabilities	(87,796,116)
FR	CCPE	200,000,000	II Quarter 2009	Cross Currency Swap	C	Oblig.in US$	200,000,000	107,888,000	asset	108,202,584	4,997,330	1,878,231
									liabilities	(116,617,779)
FR	CCPE	150,000,000	II Quarter 2011	Cross Currency Swap	C	Oblig.in US$	150,000,000	80,916,000	asset	81,089,455	2,191,830	(1,463,469)
									liabilities	(82,449,706)
FR	CI	18,000,000	III Quarter 2006	Exchange rate	V	Oblig.in US$	18,000,000	9,421,760	asset	9,421,760	(307,034)	-
									liabilities	(9,702,002)
FR	CI	5,000,000	IV Quarter 2006	Exchange rate	V	Oblig.in US$	5,000,000	2,749,400	asset	2,749,400	61,970	-
									liabilities	(2,687,430)
FR	CCPE	6,000,000	III Quarter 2006	Exchange rate	C	Oblig.in US$	6,000,000	3,236,640	asset	3,236,640	161,640	(1,965)
									liabilities	(3,437,325)
FR	CCPE	7,742,022	III Quarter 2006	Exchange rate	C	Oblig.in US$	7,742,022	3,741,715	asset	4,176,357	48,228	-
									liabilities	(3,694,765)
FR	CCPE	3,227,671	IV Quarter 2006	Exchange rate	C	Oblig.in US$	3,227,671	2,175,778	asset	1,741,136	(14,655)	-
									liabilities	(2,202,937)
FR	CI	2,416,478	III Quarter 2006	Exchange rate	C	Oblig.in US$	2,416,478	602,646	asset	602,646	39,241	-
									liabilities	(538,684)
FR	CI	2,522,787	IV Quarter 2006	Exchange rate	C	Oblig.in US$	2,522,787	629,159	asset	629,159	52,353	-
									liabilities	(539,794)
FR	CI	391,416	I Quarter 2007	Exchange rate	C	Oblig.in US$	391,416	97,615	asset	97,615	8,849	-
									liabilities	(81,838)

Deferred income for exchange forward contracts									liabilities	(39,737)	267,821	-
Deferred costs for exchange insurance									asset	31,933	(183,838)	-
Exchange forward contracts expensed during the year ( net )											1,315,705	-

TOTAL											13,487,862	2,615,052

Type of derivates :	FR: Forwad	Type of Contract:	CCPE: Hedge contract for existing transactions

	S : Swap		CI: Investment hedge contract
CCTE: Hedge contract for anticipated transactions

28. Contingencies and commitments:

a) Lawsuits:

(i) Claims presented by VTR Telefónica S.A.:

On September 30, 2000, VTR Telefónica S.A. filed an ordinary suit for the collection of access charges in the amount of ThCh$2,500,000, based on the differences that would arise from the lowering of access charge rates, due to Rate Decree No. 187 of Telefónica Chile. The initial sentence accepted VTR’s claim and the compensation disputed by Telefónica Chile. The Company filed a motion to vacate and appeal, which is currently underway.

(ii) Labor lawsuits:

In the course of normal operations, labor lawsuits have been filed against the Company.

To date, among others, there are labor proceedings involving former employees, who claim wrongful dismissal. These employees did not sign termination releases or receive staff severance indemnities. On various occasions, the Supreme Court has reviewed the sentences handed down on the matter, accepting the argument of the Company and ratifying the validity of the terminations.

There are, in addition, other lawsuits involving former employees in some proceedings, whose staff severance indemnities have been paid and their termination releases signed, who in spite of having chosen voluntary retirement plans or having been terminated due to company needs, intend to have the terminations voided. Of these lawsuits, to date, two have received a sentence favorable to the Company, rejecting the annulments.

Certain unions have filed complaints before the Santiago Labor Courts, requesting damage payments for various concepts.

In the opinion of Management and internal legal counsel, the risk that the Company will be required to pay indemnities in the amount claimed in the previously mentioned lawsuits, in addition to other civil and labor suits in which the Company is the defendant, is remote. Management considers it unlikely that the Company’s income and equity will be significantly affected by these loss contingencies. Consequently no provisions have been established in relation to the severance indemnities claimed.

(iii) Lawsuits against the Government:

• On October 31, 2001,Telefónica Chile filed an administrative motion before the Ministry of Transport and Telecommunications and the Ministry of Economy, requesting correction of the errors and illegalities in Rate Decree No. 187 of 1999. On January 29, 2002, the Ministries issued a joint response rejecting the administrative recourse, after having “carefully evaluated, only the viability and timeliness of the petition made, considering the set of circumstances that concur in the problem stated and the prudence that must orient public actions”, adding that such rejection “has had no other motivation than to protect the general interest and progress of the telecommunications services”.

Upon extinguishing the administrative instances to correct the errors and illegalities involved in the tariff setting process of 1999, in March 2002, Telefónica Chile filed a lawsuit for damages against the State of Chile for the sum of Ch$ 181,038,411,056, plus readjustments and interest, which covers past and future damages until May 2004. Currently a decision is pending in this case.

28. Contingencies and restrictions, continued:

(iii) Lawsuits against the Government, continued:

• Telefónica Chile and Telefónica Larga Distancia filed a plenary damage indemnity lawsuit against the Government of Chile, claiming damages due to modification of telecommunications networks related to work performed by highway concessionaries from 1996 to 2000.

The Government forced both companies to pay to transfer their communications networks due to the construction of public works on concession under the Concessions Law, and the related damages amount to:

a.- Compañía de Telecomunicaciones de Chile S.A.: Ch$1,929,207,445
b.- Telefónica Larga Distancia S.A.: Ch$ 2,865,208,840

The process is currently at the final sentencing stage.

(iv) Manquehue Net:

On June 24, 2003, Telefónica Chile filed a forced compliance of contracts complaint with damage indemnity before the mixed arbitration court of Mr. Victor Vial del Río against Manquehue Net, in the amount of Ch$ 3,647,689,175, in addition to costs incurred during the proceeding. Likewise, and on the same date, Manquehue Net filed a compliance with discounts complaint (in the amount of UF 107,000), in addition to an obligation to perform complaint (signing of a 700 services contract). After completion of the evidence period, on June 5, 2004 the arbiter called the parties together to pronounce a sentence.

On April 11, 2005, the Court notified the first instance sentence accepting the claim made by Telefónica Chile and ordering Manquehue Net to pay approximately Ch$ 452 million, and at the same time accepted Manquehue Net’s claim and ordered Telefónica Chile to pay 47,600 UF.

Telefónica Chile filed an appeal for dismissal on the grounds of errors in the form in both cases; which are currently pending before the Court of Appeals of Santiago.

(v) Chilectra and CGE:

In June 2006, Telefónica Chile filed complaints against Chilectra S.A. and Río Maipo (currently CGE Distribución), in which it requests a readjusted refund of the Reimbursable Financial Contributions (AFR) (“Aportes Financieros Reembolsables”) made by the Company between 1992 and 1998, in relation to the Electrical Law. The restitution amounts claimed are ThCh$899,658 and ThCh$117,350, respectively. The lawsuits have recently been notified.

28. Contingencies and restrictions, continued:

(vi) Protection Motion:

On June 28, 2006 TV channels UCTV and TVN filed a protection motion against Telefónica Chile requesting suspension of the inclusion of such signals in the Digital Television plans. On June 30, the First Court of Appeals declared the motion inadmissible, which was confirmed on July 4, when the appeals motion was rejected by the appellate court.

An appeal filed by the channels against the ministers in charge of the Courtroom is currently pending.

b) Other contingencies:

(i) Financial restrictions:

In order to carry out its investment plans, the Company obtained financing in the local and foreign market (notes 15, 16 and 17), which established, among others restrictions, the maximum debt that the Company may have.

The maximum debt ratio for these contracts is between 1.50 and 1.60

Non-compliance with these clauses implies that all the obligations included in these financing contracts will be considered as due.

As of June 30, 2006 the Company is in compliance with all the financial restrictions.

29. Third party guarantees:

The Company has not received any guarantees from third parties.

30. Local and Foreign Currency:

A summary of the assets in local and foreign currency is as follows:

Description	Currency	2006	2005
		ThCh$	ThCh$

Total current assets:		266,976,469	313,847,873
Cash	Non-indexed Ch$	5,761,426	6,306,060
	Dollars	46,792	66,279
	Euros	52,129	49,323
Time deposits	Indexed Ch$	298,956	291,532
	Dollars	3,283,242	4,803,503
Marketable securities	Indexed Ch$	1,944,219	-
	Dollars	14,436,554	26,918,702
Notes and accounts receivable (1)	Non-indexed Ch$	161,385,026	171,734,692
	Dollars	7,147,419	36,302,233
Due from related companies	Non-indexed Ch$	17,388,733	16,096,708
	Dollars	2,059,010	1,312,672
Other current assets (2)	Indexed Ch$	12,861,529	30,661,762
	Non-indexed Ch$	34,760,755	18,469,965
	Dollars	5,418,891	197,347
	Brazilian Real	131,788	637,095

Total property, plant and equipment :		1,256,094,095	1,367,572,169
Property, plant and equipment and accumulated	Indexed Ch$	1,256,094,095	1,367,572,169
depreciation

Total other long-term assets		89,359,488	100,886,976
Investment in related companies	Indexed Ch$	8,526,818	8,840,521
Investment in other companies	Indexed Ch$	4,138	4,138
Goodwill	Indexed Ch$	17,167,006	19,461,363
Other long-term assets (3)	Indexed Ch$	46,891,501	64,979,442
	Non-indexed Ch$	16,770,025	5,498,679
	Dollars	-	2,102,833

Total assets		1,612,430,052	1,782,307,018

Subtotal by currency	Indexed Ch$	1,343,788,262	1,491,810,927
	Non-indexed Ch$	236,065,965	218,106,104
	Dollars	32,391,908	71,703,569
	Euros	52,129	49,323
	Brazilian Real	131,788	637,095

(1)	Includes the following balance sheet accounts: Trade Accounts Receivable, Notes Receivable and Miscellaneous Accounts Receivable.
(2)	Includes the following balance sheet accounts: Inventories, Recoverable Taxes, Prepaid Expenses, Deferred Taxes and Other Current Assets.
(3)	Includes the following balance sheet accounts: Long-term Debtors, Intangibles, Accumulated amortization and Others.

30. Local and Foreign Currency:

A summary of the current liabilities in local and foreign currency is as follows:

		Up to 90 days				90 days up to 1 year

		2006		2005		2006		2005

Description	Currency		Average		Average		Average		Average
		Amount	annual	Amount	annual	Amount	annual	Amount	annual
		ThCh$	interest	ThCh$	interest	ThCh$	interest	ThCh$	interest
			%		%		%		%

Short-term obligations with banks and
financial institutions	Non-indexed Ch$	-	-	9,618,994	3.72	-	-	-	-

Short-term portion of obligations with
banks and financial institutions	Indexed Ch$	-	-	268,919	-	436,139	3.16	-	-
	Dollars	1,469,292	5.55	1,547,435	3.92	-	-	33,024,085	3.92

Obligations with the public (Commercial paper)	Non-indexed Ch$	-	-	-	-	11,706,912	5.10	35,321,520	4.50
	Dollars		-		-		-		-

Obligations with the public (Bonds payable)	Indexed Ch$	-	-	-	-	2,158,608	6.00	1,471,865	6.00
	Dollars	27,698,641	7.60	4,980,603	-		-	93,932,506	8.38

Long-term obligations maturing
within a year	Indexed Ch$	7,858	8.10	6,573	9.06	7,857	8.10	19,719	9.06

Due to related parties	Indexed Ch$	-	-	-	-	-	-	282,934	-
	Non-indexed Ch$	28,043,226	-	12,744,722	-	283,162	-	18,024,922	-
	Dollars	208,327	-	435,042	-	-	-	-	-

Other current liabilities (4)	Indexed Ch$	322,937	-	-	-	-	-	121,199	-
	Non-indexed Ch$	127,629,292	-	125,204,852	-	2,734,371	-	3,088,095	-
	Dollars	9,855,201	-	6,629,785	-	37,097	-	-	-
	Euros	151,277	-	-	-	-	-	-	-
	Brazilian Real	5,436	-	-	-	21,186	-	-	-

TOTAL CURRENT LIABILITIES		195,391,487		161,436,925		17,385,332		185,286,845

Subtotal by currency	Indexed Ch$	330,795		275,492		2,602,604		1,895,717
	Non-indexed Ch$	155,672,518		147,568,568		14,724,445		56,434,537
	Dollars	39,231,461		13,592,865		37,097		126,956,591
	Euros	151,277		-		-		-
	Brazilian Real	5,436		-		21,186		-

(4)
Includes the following balance sheet accounts: Dividends payable, Trade accounts payable, Notes payable, Miscellaneous accounts payable, Accruals, Withholdings, Income taxes, Unearned Income and Other current liabilities.

30. Local and Foreign Currency:

A summary of the long-term liabilities in local and foreign currency is as follows:

		1 to 3 years 2006		3 to 5 year 2006s		5 to 10 years 2006		over 10 years

Description	Currency	Amount ThCh$	Average annual interest rate %	Amount ThCh$	Average annual interest rate %	Amount ThCh$	Average annual interest rate %	Amount ThCh$	Average annual interest rate %

LONG-TERM LIABILITIES

Obligation with banks and
financial institutions	Indexed Ch$	-	-	64,528,227	-	-	-	-	-
	Dollars	188,804,000	5.07	80,916,000	5.33	-	-	-	-
Bonds payable	Indexed Ch$	-	-	-	-	66,122,966	4.15	-	-
Other long-term liabilities (5)	Indexed Ch$	36,452,682	-	13,494,876	-	21,148,874	-	30,561,848	-
	Non-indexed Ch$	3,617,851	-	415,598	-	1,038,996	-	4,337,725	-

TOTAL LONG-TERM LIABILITIES		228,874,533		159,354,701		88,310,836		34,899,573

Subtotal by currency	Indexed Ch$	36,452,682		78,023,103		87,271,840		30,561,848
	Non-indexed Ch$	3,617,851		415,598		1,038,996		4,337,725
	Dollars	188,804,000		80,916,000		-		-

A summary of the long-term liabilities in local and foreign currency for 2005 is as follows :

		1 to 3 years 2006		3 to 5 year 2006s		5 to 10 years 2006		over 10 years

Description	Currency	Amount ThCh$	Average annual interest rate %	Amount ThCh$	Average annual interest rate %	Amount ThCh$	Average annual interest rate %	Amount ThCh$	Average annual interest rate %

LONG-TERM LIABILITIES

Obligation with banks and
financial institutions	Indexed Ch$	-	-	64,476,333	1.95	-	-	-	-
	Dollars	162,118,234	3.92	120,087,581	3.82	-	-	-	-
Bonds payable	Indexed Ch$	2,590,971	6.00	2,590,971	6.00	7,772,917	6.00	-	-
	Dollars	29,783,530	7.63	-	-	-	-	-	-
Other long-term liabilities (5)	Indexed Ch$	12,006,917	-	8,135,852	-	20,355,110	-	23,021,417	-
	Non-indexed Ch$	812,793	-	518,371	-	1,248,146	-	34,745,850	-

TOTAL LONG-TERM LIABILITIES		207,312,445		195,809,108		29,376,173		57,767,267

Subtotal by currency	Indexed Ch$	14,597,888		75,203,156		28,128,027		23,021,417
	Non-indexed Ch$	812,793		518,371		1,248,146		34,745,850
	Dollars	191,901,764		120,087,581		-		-

(5)	Includes the following balance sheet accounts: Due to related companies, Miscellaneous accounts payable, Accruals, Deferred long-term taxes, Other long-term liabilities.

31. Sanctions:

Neither the Company, nor its Directors and Managers have been sanctioned by the Superintendency of Securities and Insurance or any other administrative authority during 2006 and 2005.

32. Subsequent events:

On June 11, 2006, the Company placed a fourth issuance of its Commercial Paper with a charge to line No. 015. This issuance was performed in three series (J1 - J2 - J3) for a total of ThCh$7,000,000, maturing on September 27, 2006. The placement rate for all the series was 0.44% monthly. On this occasion the placing agent is Inversiones Boston.

Management is unaware of any other significant subsequent events that have occurred between July 1 and 20, 2006, and that may affect the Company’s financial position or the interpretation of these financial statements.

33. Environment:

In the opinion of Management and the Company’s in-house legal counsel and because the nature of the Company’s operations do not directly or indirectly affect the environment, as of the closing date of these interim consolidated financial statements, no resources have been set aside nor have any payments been made for non-compliance with municipal ordinances or to other supervising organizations.

34. Time deposits:

The detail of time deposits is as follows:

Placement	Institution	Currency	Principal ThCh$	Rate %	Maturity	Principal ThCh$	Accrued interest	2006 ThCh$	2006 ThCh$

Jun 30, 2006	Banco Santander Santiago		$1,928,172	-	Jul 31, 2006	1,928	-	1,928	-
Jun 06, 2006	Banco Crédito e Inversiones	UF	16,337	2.5	Sep 05, 2006	296,538	490	297,028	291,532
Jun 30, 2006	ABN Amro Bank	USD	5,790,000	5.21	Jul 03, 2006	3,123,357	-	3,123,357	4,803,503
Jun 02, 2006	Banco Crédito e Inversiones	USD	146,649	4.85	Jul 03, 2006	79,108	299	79,407	-
Jun 02, 2006	Banco Crédito e Inversiones	USD	148,627	4.85	Jul 03, 2006	80,175	303	80,478	-

	Total					3,581,106	1,092	3,582,198	5,095,035

35. Accounts payable:

The detail of the accounts payable balance is as follows:

		2006	2005
Description		ThCh$	ThCh$

Suppliers
Chilean		69,777,484	57,268,205
Foreign		5,548,958	2,556,348
Carrier service		11,202,873	5,724,182
Provision for work in progress		11,670,240	7,234,190

	Total	98,199,555	72,782,925

36. Other accounts payable:

The detail of other accounts payable is as follows:

		2006	2005
Description		ThCh$	ThCh$

Exchange insurance contract payables		946,240	17,212,495
Billing on behalf of third parties		3,557,317	2,505,156
Accrued supports		1,302,100	859,070
Other accounts payable by received materials		350,048	1,949,063
Others		1,909,664	3,411,907

	Total	8,065,369	25,937,691

Antonio José Coronet	José Molés Valenzuela
General Accountant	General Manager

MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE
CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2006 and 2005

2

COMPAÑ¥A DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

TABLE OF CONTENTS

1.	Highlights		3
2.	Volume Statistics, Property, Plant & Equipment and Statement of Income		6
3.	Analysis of Results for the Period
	3.1	Operating Income	8
	3.2	Non-operating Income	9
	3.3	Net Income for the period	10
4.	Results by Business Area		11
5.	Statement of Cash Flows		13
6.	Financial Indicators		14
7.	Explanation of the Main Difference Between Market or Economic Value and Book Value of the Company’s Assets		15
8.	Regulatory aspects		15
9.	Analysis of Markets, Competition and Relative Participation		25
10.	Analysis of Market Risk		29

1. HIGHLIGHTS

Consolidated Income and Figures for the Corporation’s Business Areas

As of June 30, 2006, Telefónica Chile recorded consolidated net income of Ch$7,041 million, whereas in the same period in 2005 it shows net income of Ch$ 22,155 million.

Operating Income:

For comparison purposes, as detailed in the following table, the operating margin reaches 13.3% and 17.5% for the periods ended in June 2006 and 2005, respectively.

The operating income of Telefónica Chile presents a surplus of Ch$37,808 million, 26.8% less than in the same period ended June 30, 2005.

	2005	2006	% Variation

Revenues	294,987	284,853	-3.4%

Salaries	(39,851)	(34,498)	-13.4%
Goods and services	(103,221)	(109,179)	5.8%
Total Cost	(143,072)	(143,677)	0.4%
EBITDA	151,915	141,176	-7.1%
Depreciation	(100,232)	(103,368)	3.1%
Operating Income	51,683	37,808	-26.8%

Operating Margin	17.5%	13.3%

Non-operating income:

	2005	2006	% Variation

Non-operating income	(13,342)	(17,956)	34.6%

Non-operating income for the period ended as of June 30, 2006 shows a decrease of Ch$4,614 million, which is 34.6% more than the deficit obtained in the same period of the previous year, derived mainly from a decrease in financial income together with an increase in other non-operating expenses. Both effects were partly offset by the decrease in financial expenses associated to a lower level of debt and better financing conditions, and a positive price-level restatement effect.

With respect to operating business figures, as of June 30, 2006, Telefónica Chile had a total of 2,338,444 fixed telephone lines, which represents a decrease of 4.8% in relation to June 30, 2005. The Company’s ADSL business grew 69.3% in relation to the same period the previous year, with 419,040 customers in service. Long distance traffic through the network of Telefónica Chile, for which access charges are charged, decreased by 21.7% in domestic long distance (DLD) and 25.0% in international long distance (ILD). Total traffic reached 655.9 million minutes and 280.3 million minutes, respectively, as of June 30, 2006.

4

As of June 30, 2006, the Company had a staff of 3,437, which is a decrease of 11.4% from the staff of 3,879 as of June 30, 2005.

Decrease in Financial Debt

Telefónica Chile has continued to improve its debt level through amortization and prepayment of loans, renegotiation of interest rates and terms of current loans as well as through the global drop in interest rates. As of June 30, 2006, the financial debt reached Ch$443,856 million, reflecting a 22.0% decrease in relation to the financial debt of Ch$569,613 million recorded as of June 30, 2005. The decrease in the indebtedness levels together with the improved financing conditions and the drop in the value of the dollar translated into a downturn of 37.1% in financial expenses as of June 30, 2006.

Dividends Policy

As established in Law No.18,046 unless another agreement is adopted unanimously by the issued shares at the Shareholders’ Meeting, when net income exists, at least 30% must be destined to distribution of dividends.

The Ordinary Shareholders’ Meeting of Telefónica Chile held on April 14, 2005, taking into consideration the cash situation, projected levels of investment and solid financial indicators for 2005 and following years, modified the dividend distribution policy informed at the Ordinary Shareholders’ Meeting of April 2004 and agreed to distribute 100% of net income generated during the respective year, by means of an interim dividend paid in November of each year and a final dividend paid in May of the following year.

On June 23, 2006, the Board of Directors of Telefónica de Larga Distancia agreed to modify the dividends policy, and established the intention to distribute 30% of net income generated during the respective year, by means of a final dividend paid in May of each year, which will be proposed at the Ordinary Shareholders’ Meeting.

Permit for Limited Satellite and Cable Television Service

Through Exempt Resolution No. 1605 of December 23, 2005, the Undersecretary of Telecommunications (“Subtel”) granted Telefónica Multimedia Chile S.A. (formerly Tecnonáutica S.A.) a satellite television limited service permit to operate throughout the national territory for a renewable 10-year term.

In addition, through Resolution No. 81 of February 21, 2006, the Undersecretary of Telecommunications granted Telefónica Multimedia Chile S.A. a cable television limited service permit to provide the service through the broadband network of Telefónica CTC, throughout the national territory for an unlimited term except for the Metropolitan Region, which is covered in the permit granted in 1994.

5

Subtel dictated the technical standard that establishes that the cable television service can be provided using any technology through physical media, which regulates the operation of the ADSL broadband network to provide television services.

Telefónica Multimedia Chile began commercializing pay television services. In turn, Telefónica Chile began commercializing voice services, pay television and broadband.

Modifications of the Regulatory Framework. Extension of the Length of Public Telephone Services Subscriber Number

By means of Resolution No. 1120, of September 28, 2005, published in the Official Gazette on October 4, 2005, Subtel set a period of 10 months to extend the local telephone numbers in the Primary Zones of Valparaiso and Concepción by one digit. The extension for Santiago and the rest of the zones was deferred.

Furthermore, by means of Decree No. 400, of October 4, 2005, issued by the Ministry of Transport and Telecommunications, the Fundamental Telephone Numbering Technical Plan was modified in order to define the virtual mobile network area code with the number 09, and by means of Exempt Resolution No. 27 of 2006, August 19, 2006 was established as the date in which the new virtual mobile area code will begin operating.

Telefónica Chile is performing the network and systems modifications needed to enable what is established in the regulations on telephone numbers.

Capital Decrease

On May 25, 2006, the Board of Directors of Telefónica Chile agreed to pay to the shareholders the capital decrease of Ch$40,200,513,570 (historical) (Ch$42.00 per share) beginning on June 15, 2006 as approved at the extraordinary shareholders’ meeting held on April 20, 2006

6

2. VOLUME STATISTICS, PROPERTY, PLANT AND EQUIPMENT AND STATEMENTS OF INCOME

TABLE No. 1
VOLUME STATISTICS

	JUNE	JUNE	VARIATION
DESCRIPTION	2005	2006	Q	%

Lines in Service at (end of period)	2,456,807	2,338,444	-118,363	-4.8%
Total Average Lines in Service	2,439,429	2,407,271	-32,158	-1.3%
Inter-primary DLD Minute(2) (thousands)	838,002	655,984	-182,018	-21.7%
Total ILD Minutes(3) (thousands)	373,672	280,324	-93,348	-25.0%
ILD Minute Outgoing (incl. Internet)	156,854	74,237	-82,617	-52.7%
ILD Minutes Incoming	216,818	206,087	-10,731	-4.9%
Line Connections	185,355	185,116	-239	-0.1%

1.
DLD: Domestic Long Distance. Corresponds to all outgoing traffic of primary areas attended by Telefónica Chile, including the traffic of 188 Telefónica Larga Distancia, for which access fees are charged.

2.
ILD: International Long Distance. Corresponds to all outgoing and incoming international calls of primary areas attended by Telefónica Chile, including the traffic of Telefónica Larga Distancia, for which access fees are charged.

TABLE No. 2
CONSOLIDATED NET PROPERTY, PLANT AND EQUIPMENT
(Figures in millions of pesos as of June 30, 2006)

	JUNE	JUNE	VARIATION
DESCRIPTION	2005	2006	ThCh$	%

Land, Infrastructure, Machinery and Equipment	3,696,444	3,736,187	39,743	1.1%
Projects and Works in Progress	61,117	79,765	18,648	30.5%
Accumulated Depreciation	(2,389,989)	(2,559,858)	-169,869	7.1%
NET PROPERTY, PLANT & EQUIPMENT	1,367,572	1,256,094	-111,478	-8.2%

7

TABLE N° 3
CONSOLIDATED STATEMENTS OF INCOME FOR THE SIX-MONTH PERIODS
ENDED JUNE 30,2006 AND 2005
(Figures in millions of pesos as of 06.30.06)

DESCRIPTION	JAN-JUN	JAN–DEC	JAN-JUN	VARIATION (2006/2005)
	2005	2005	2006	ThCh$	%

OPERATING REVENUES
FIXED TELECOMUNICATIONS	223,899	446,332	218,406	(5,493)	-2.5%
Basic Telephony	152,836	297,521	134,845	(17,991)	-11.8%
Fixed Monthly	67,380	124,898	46,141	(21,239)	-31.5%
Variable charge	51,233	97,974	38,456	(12,777)	-24.9%
Connections and Other Installations	1,506	3,316	772	(734)	-48.7%
Flexible Plans (Minutes)	19,254	46,230	38,749	19,495	101.3%
Value Added Services	10,347	19,689	8,321	(2,026)	-19.6%
Other Basic Telephony Services	3,116	5,414	2,406	(710)	-22.8%
BROADBAND	19,010	43,373	29,530	10,520	55.3%
ADSL	14,209	32,270	23,631	9,422	66.3%
Internet Connection for Companies	4,801	11,103	5,899	1,098	22.9%
Access Charges and Interconnections (1)	21,936	44,488	24,736	2,800	12.8%
Domestic Long Distance	5,587	10,458	4,364	(1,223)	-21.9%
International Long Distance	1,460	2,397	843	(617)	-42.3%
Other Interconnection Services	14,889	31,633	19,529	4,640	31.2%
Other Local Telephone Services	30,117	60,950	29,295	(822)	-2.7%
Advertising in Telephone Directories	1,509	5,428	1,265	(244)	-16.2%
ISP (Switchboard and Dedicated)	1,362	2,558	1,127	(235)	-17.3%
Telemergencia (Security Services)	3,907	8,170	4,465	558	14.3%
Public Phones	5,295	9,927	4,815	(480)	-9.1%
Interior Installation and Equipment Rental	15,656	31,024	15,697	41	0.3%
Equipment Marketing	2,388	3,843	1,900	(488)	-20.4%
Other	-	-	26	26	s.c.
LONG DISTANCE	31,451	58,610	28,213	(3,238)	-10.3%
Long Distance	12,307	23,524	10,763	(1,544)	-12.5%
International Service	11,543	19,678	10,727	(816)	-7.1%
Network capacity and circuit rentals	7,601	15,408	6,723	(878)	-11.6%
CORPORATE COMMUNICATIONS	38,110	79,073	37,041	(1,069)	-2.8%
Terminal Equipment	6,197	13,525	5,474	(723)	-11.7%
Complementary Services	7,017	14,827	6,837	(180)	-2.6%
Data Services	15,112	28,428	12,846	(2,266)	-15.0%
Dedicated links and others	9,784	22,293	11,884	2,100	21.5%
OTHER BUSINESSES (2)	1,527	3,082	1,193	(334)	-21.9%

TOTAL OPERATING REVENUES	294,987	587,097	284,853	(10,134)	-3.4%

Salaries	(39,851)	(79,948)	(34,498)	5,353	-13.4%
Depreciation	(100,232)	(198,819)	(103,368)	(3,136)	3.1%
Other Operating Costs	(103,221)	(220,277)	(109,179)	(5,958)	5.8%

TOTAL OPERATING COSTS	(243,304)	(499,044)	(247,045)	(3,741)	1.5%

OPERATING INCOME	51,683	88,053	37,808	(13,875)	-26.8%

Interest Income	5,401	8,073	2,013	(3,388)	-62.7%
Other Non-operating Income	1,462	3,140	808	(654)	-44.7%
Income from Investment in Related Companies (3)	734	1,698	843	109	14.9%
Interest Expenses	(16,476)	(29,826)	(10,370)	6,106	-37.1%
Amortization of Goodwill	(794)	(1,601)	(1,479)	(685)	86.3%
Other Non-operating Expenses	(3,879)	(13,221)	(11,805)	(7,926)	204.3%
Price-level restatement	210	2,933	2,034	1,824	868.6%

NON-OPERATING INCOME	(13,342)	(28,804)	(17,956)	(4,614)	34.6%

INCOME BEFORE INCOME TAX	38,341	59,249	19,852	(18,489)	-48.2%

Income taxes	(16,202)	(33,759)	(13,013)	3,189	-19.7%
Minority Interest	16	(30)	202	186	1162.5%

NET INCOME (4)	22,155	25,460	7,041	(15,114)	-68.2%

(1)	Due to accounting consolidation does not include access charges of Telefónica Larga Distancia.
(2)	Includes revenues from T-gestiona, Telepeajes and Tecnonaútica.
(3)	For the purposes of a comparative analysis, participation in income from investments in related companies is shown net (net income/losses).
(4)	For comparison purposes certain reclassifications have been made to the 2005 statements of income.

3. ANALYSIS OF INCOME FOR THE PERIOD

3.1 OPERATING INCOME

As of June 30, 2006, operating income amounted to Ch$ 37,808 million, which represents a 26.8% decrease with respect to the previous year.

Operating Income

Operating income for the period amounted to Ch$284,853 million, or a decrease of 3.4% in relation to the income for the period from January to June 2005 of Ch$294,987 million.

This variation mainly resulted from a decrease in long distance income and in income from basic telephony, as a result of lower traffic per line.

Revenues from Local Telephone Services: Revenues from local telephone services decreased by 2.5%, as a result of a combination of factors. There was a 11.8% drop in basic telephone services with respect to the previous year, derived from a 24.9% decrease in the level of variable charge, which shows the effect of lower income derived from the application of the new rate decree, the downturn in traffic per line and the migration of customers to flexible plans recorded since 2005. Fixed monthly charges, corresponding to the fixed monthly charge for connection to the network, decreased 31.5%, which is mainly explained by the incorporation of new customers to flexible plans. This effect was offset by the effect of higher income due to the application of the new rate decree. Consequently, the incorporation of customers to flexible plans positively contributed to the Ch$19,495 million increase in income, with respect to the previous year. Income from connections and other installations fell 48.7% with respect to the previous year, whereas value added services decreased by 19.6%, and other basic telephone services income increased by 22.8% .

Broadband services increased 55.3% in the period from January to June 2006, to Ch$29,530 million, whereas in the same period the previous year income from these services amounted to Ch$19,010 million.

Access charges and interconnections increased by 12.8%, mainly due to the 48.1% increase in other interconnection services, with particularly noteworthy increases in media rental services, carrier information and connection services, and unbundling services. On the other hand there was a 42.3% drop in income from international long distance access charges and 21.9% in domestic long distance.

The other fixed telephony businesses show a 2.7% decrease, equivalent to Ch$ 822 million explained fundamentally by the Ch$488 million drop in income from commercialization of equipment, Ch$ 480 million in income from public telephones and Ch$ 479 million in income from telephone book advertising and switchboard and dedicated ISP. This was offset by an increase in the income of Telemergencia equivalent to Ch$ 558 in respect to the previous year.

9

Long Distance: Revenues from these services decreased by 10.3% in comparison to 2005, due to a decrease of 12.5% and 7.1% in DLD and ILD, respectively, which was influenced by a decrease in average outgoing long distance, a 12% drop in DLD and a 10% in ILD traffic. The above is increased by the drop in income from media and international service.

Corporate Communications: Revenue from corporate communications shows a 2.8% decrease in respect to the previous year, due to a drop in all lines of business: 15.0% in data services together with a 11.7% decrease in income from sale of terminal equipment and a 2.6% decrease in income from complementary services. This was partly offset by a 21.5% increase in income from circuits and others.

Other Businesses: This revenue shows a 21.9% decrease mainly due to decrease in income from the subsidiary Telepeajes (teletoll services).

Operating Costs

Operating costs for the period reached Ch$247,045 million, increasing by 1.5% in relation to 2005, when they reached Ch$243,304 million. This is explained mainly by an increase in the line of goods and services and depreciation, which effect was partly offset by a tendency to reduce expenses, primarily in remunerations, due to the efforts put into efficient use of resources applied by the Company in the last few years.

3.2 NON-OPERATING INCOME

Non-operating income obtained in the period ended June 30, 2006 shows a loss of Ch$17,956 million, whereas in the previous year non-operating income reached Ch$13,342 million, increasing 34.6% in relation to 2005. The change in non-operating income is broken down as follows:

Financial income shows a decrease of 62.7%, mainly because in 2005, the greater volume of funds available from the sale of the subsidiary Móviles was temporarily allocated to financial investments.

Other non-operating income amounted to Ch$808 million, which is lower than the Ch$1,462 million reached in 2005. This mainly due to lower income obtained on the sale of recovered material and because during 2005 net income from the sale of Intelsat shares was reflected.

Financial expenses decreased by 37.1% in 2006, as a product of lower interest bearing debt, renegotiation of the rates of current loans, the drop in market interest rate and the effect of the drop in the exchange rate.

Amortization of goodwill shows a Ch$685 million increase in relation to 2005, mainly due to the full amortization of goodwill of Tecnonaútica, due to the restructuring of the Telefonica Chile group.

Other non-operating expenses reached Ch$11,805 million, a Ch$7,926 million increase in respect to 2005. This is mainly derived from the cost of the restructuring carried out in 2006.

10

Price-level restatement in 2006 shows a income of Ch$2,034 million, mainly due to the variations in the CPI, UF and exchange rate. It should be noted that a 100% hedge has been maintained for exchange rate fluctuation and a 86% hedge for interest rate. The Company’s exchange rate (peso-dollar) hedge policy was, in large part, able to neutralize the effect of the exchange rate variation in 2005 and 2006.

3.3 NET RESULT FOR THE PERIOD

The Company recorded net income of Ch$7,041 million for the 2006 period, whereas in the 2005 period, net income was Ch$22,155 million. The lower income obtained in the 2006 period in comparison to 2005 is derived from a 26.8% decrease in the operating income and the increase in the non-operating deficit equivalent to34.6%; these effects are offset by the lower income tax liability.

11

4. RESULTS BY BUSINESS AREA

4.1 Local Telephone Business: Net loss of Ch$6,112 million as of June 30, 2006, comparatively lower than the surplus of Ch$8,120 million recorded in 2005, due to lower non-operating income, and the higher operating deficit, mainly due to recording the cost of the restructuring carried out in the first quarter of 2006.

4.2 Corporate Communications Business: This business contributed net income of Ch$6,345 million, an 17.9% decrease in relation to 2005, when net income was Ch$5,383 million, mainly due to higher operating income due to the decrease in payroll costs, which was offset by lower non-operating income.

4.3 Long Distance Business: As of June 30, 2006, the Company presented net income of Ch$7,264 million, lower than that reached in 2005 which amounted to Ch$8,166 million. This variation is mainly produced by an 11.0% drop in operating income which was augmented by a drop in non-operating income obtained in the first half of 2006 in the amount of Ch$ 184 million. This was offset by a lower tax charge.

4.4 Other Businesses: These businesses mainly include Telepeajes (teletoll services), Tecnonáutica and T-gestiona (2005 period).The businesses as a whole generated a net loss of Ch$456 million and operating loss of Ch$80 million in the period ended June 30, 2006, whereas during the same period the previous year, they recorded net income of Ch$487 million, with an operating surplus of Ch$409 million. This is mainly due to the decrease in the operation of Telepeajes.

The following table shows the contribution of each business area to corporate results:

REVENUES AND COSTS BY BUSINESS
AS OF JUNE 30, 2005 AND 2006
(Figures in millions of pesos as of 06.30.06)

	Fixed Telecommunications			Corporate Communications			Long Distance			Other

	Jan-Jun 2005	Jan-Dec 2005	Jan-Jun 2006	Jan-Jun 2005	Jan-Dec 2005	Jan-Jun 2006	Jan-Jun 2005	Jan-Dec 2005	Jan-Jun 2006	Jan-Jun 2005	Jan-Dec 2005	Jan-Jun 2006

Operating Revenues	246,965	506,710	241,605	44,056	88,949	42,743	41,909	79,960	40,332	8,416	17,977	6,770
Revenues	223,900	446,332	218,406	38,109	79,074	37,041	31,451	58,610	28,213	1,527	3,082	1,193
Intercompany Transfers	23,065	60,378	23,199	5,947	9,875	5,702	10,458	21,350	12,119	6,889	14,895	5,577

Operating Expenses	(214,507)	(443,847)	(222,958)	(36,598)	(74,285)	(34,189)	(32,404)	(73,965)	(31,419)	(8,007)	(17,156)	(6,850)
Payroll	(30,339)	(60,334)	(26,633)	(5,254)	(10,691)	(4,929)	(1,205)	(2,649)	(985)	(3,054)	(6,272)	(1,951)
Depreciation	(89,453)	(178,105)	(92,114)	(5,077)	(9,799)	(5,677)	(5,609)	(10,741)	(5,573)	(93)	(173)	(5)
Goods and Services	(73,001)	(145,996)	(80,686)	(8,341)	(19,789)	(8,249)	(17,676)	(45,249)	(16,819)	(4,202)	(9,245)	(3,424)
Intercompany Transfers	(21,714)	(59,412)	(23,525)	(17,926)	(34,006)	(15,334)	(7,915)	(15,326)	(8,043)	(658)	(1,466)	(1,470)

Operating Income	32,458	62,863	18,647	7,458	14,664	8,554	9,505	5,995	8,913	409	821	(80)
Non-operating Income
and Expenses
Financial Expenses	(16,470)	(29,808)	(10,351)	4	(7)	(19)	(4)	(4)	0	(6)	(6)	0
Other Income and
Expenses	2,907	4,170	(6,207)	(718)	(1,244)	(582)	976	(1,759)	(255)	(31)	(145)	(542)
Intercompany Transfers	1,293	1,622	751	310	863	374	201	1,126	439	49	99	210

Non-operating Income	(12,270)	(24,016)	(15,807)	(404)	(388)	(227)	1,173	(637)	184	12	(52)	(332)

EBITDA (*) and
extraordinary items	126,111	246,760	105,305	12,127	24,082	14,023	16,290	16,103	14,669	520	948	(407)

Taxes and Others	(12,068)	(26,747)	(8,952)	(1,671)	(3,381)	(1,982)	(2,512)	(3,730)	(1,833)	66	68	(44)

Income After Taxes	8,120	12,100	(6,112)	5,383	10,895	6,345	8,166	1,628	7,264	487	837	(456)

(*) EBITDA: Earnings before taxes, interest, depreciation, amortization and extraordinary items.

5. STATEMENT OF CASH FLOWS

TABLE No. 4
CONSOLIDATED CASH FLOWS
(Figures in millions of pesos as of June 30, 2006)

DESCRIPTION	JAN-JUN	JAN-JUN	VARIATION
	2005	2006	ThCh$	%

Net cash from operating activities	87,758	112,877	25,119	28.6%
Net cash from financing activities	(194,084)	(129,246)	64,838	-33.4%
Net cash from investing activities	(44,109)	(47,217)	(3,108)	7.0%
Effect of inflation on cash and cash equivalents	(1,000)	(731)	269	-26.9%
Net change in cash and cash equivalents for the year	(151,435)	(64,317)	87,118	-57.5%

The negative variation of Ch$ 64,317 million in cash flows for 2006 compared to the negative variation of Ch$ 151,435 million of 2005, is because during 2006 there was a decrease in cash flows from financing activities, mainly due to lower dividend payments, in addition to a capital decrease. This effect was offset by an increase in cash flows obtained from operating activities.

14

6. FINANCIAL INDICATORS

TABLE No. 5
CONSOLIDATED FINANCIAL INDICATORS

DESCRIPTION	JAN-JUN		JAN-DEC		JAN-JUN
	2005		2005		2006

LIQUIDITY RATIO
Current Ratio
(Current Assets / Current Liabilities)		0.91		0.97		1.25

Acid Ratio
(Most liquid assets / Current Liabilities)		0.11		0.33		0.12

DEBT RATIOS
Debt Ratio
(Total Liabilities / Shareholders’ Equity)		0.89		0.84		0.82

Long-term Debt Ratio
(Long-term Liabilities / Total Liabilities)		0.59		0.58		0.71

Financial Expenses Coverage
(Income Before Taxes and Interest / Interest Expenses)		3.00		2.72		2.72

RETURN AND EARNINGS PER SHARE RATIO
Operating Margin
Operating Income / Operating Revenues)		17.50%		15.0%		13.27%

Operational Income Return
(Operating Income / Net Property, Plant and Equipment (1) )		3.60%		6.2%		2.88%

Earnings per Share
(Net Income / Average number of paid shares each year)		Ch$22.30		Ch$26.31		Ch$7.36

Return on Equity
(Income / Average shareholders’ equity)		2.24%		2.60%		0.77%

Profitability of Assets
(Income/Average assets)		1.19%		1.38%		0.42%

Operating Assets
(Net income / Average operating assets (2) )		1.59%		1.85%		2.94%

Return on Dividends
(Paid dividends / Market Price per Share)		6.90%		10.8%		14.66%

ACTIVITY INDICATORS
Total Assets	M$	1,782,307	M$	1,727,597	M$	1,612,430
Sale of Assets	M$	476	M$	1,332	M$	709
Investments in other companies and property, plant and	M$	29,519	M$	77,242	M$	44,499
equipment

Inventory Turnover
(Cost of Sales / Average Inventory)		2.51		2.78		3.18

Days in Inventory
(Average Inventory / Cost of sales times 360 days)		143.21		129.57		113.24

(1) Figures at the beginning of the year, restated.
(2) Property, plant and equipment are considered operating assets

15

From the previous table we emphasize the following:

The common liquidity index shows an increase due to a 14.9% drop in current assets, whereas current liabilities decreased by 38.6%, due to a decrease in the financial debt in comparison to June of the previous year.

The decrease in the debt ratio is explained by a 13.5% drop in the level of demand liabilities whereas shareholders’ equity decreased by 5.9%, mainly due to distribution of retained earnings through the payment of dividends.

7. EXPLANATION OF THE MAIN DIFFERENCES BETWEEN MARKET OR ECONOMIC VALUE AND THE BOOK VALUE OF THE COMPANY’S ASSETS

Due to market inaccuracies regarding the capital assets of the sector, there is no economic or market value that can be compared to the respective accounting values. However, there are certain buildings with a book value equal or close to zero. These buildings have a market value, but compared to the book value it is not significant with respect to the Company’s assets in the aggregate.

In relation to other assets, such as marketable securities (shares and promissory notes) with a referential market value, the corresponding provisions have been established when the market value is less than the book value.

8. REGULATORY ASPECTS

Fixed Telephony Tariff Decree

On May 4, 2004, the Ministries of Transport and Telecommunications and of Economy, Development and Reconstruction dictated Rate Decree No. 169, which they submitted together with the supporting report to the Chilean General Comptroller for the recording process.

On February 8, 2005, the Chilean General Comptroller recorded Tariff Decree No. 169.

Tariff Decree No. 169 was published in the Official Gazette on February 11, 2005. Telefónica Chile enabled the application of the new rates to its customers in its systems and began the rebilling process as of May 6, 2004.

16

Tariff Flexibility

By means of Resolution No. 709 of October 13, 2003, the Resolution Commission decided to: “Accept the request on fs 476 of Compañía de Telecomunicaciones de Chile S.A., only inasmuch as it is necessary to clarify Resolution No. 686, of May 20, 2003, recorded on fs. 440, in the sense that the resolution implies that the market conditions are not present to authorize tariff freedom, and therefore a maximum rate must be set. Lower tariffs or plans may be offered, but the conditions of these, which protect and provide due guarantees to the user from those in dominant positions in the market, must be regulated by the respective authority.”

The Official Gazette of February 26, 2004, published Decree No. 742, of December 24, 2003, issued by the Ministry of Transport and Telecommunications, which establishes the regulations that govern, without restrictions as to levels or structure, the conditions under which various plans and joint offers can be offered by the dominant operators of the local telephone service.

The rate flexibility allows Telefónica Chile to offer its customers various commercial plans, other than the plan regulated by the authority, as per the conditions defined by the Company itself.

Telefónica Chile began commercializing the different plans for local telephone public service, so that the interested public can opt for an alternative that is different to the rate structure defined by the regulator.

Mobile Telephone Tariff Decree

On January 20, 2004, the Ministries of Transport and Telecommunications and of Economy, Development and Reconstruction, by means of a decree, set the levels, structure and indexation mechanisms of the services subject to tariff setting.

On April 12, 2004, the Chilean General Comptroller recorded the decrees that set the tariffs for access charges for mobile telephony companies. The tariff decrees were published in the Official Gazette of April 14, 2004.

Modifications of the Regulatory Framework

Telecommunications Experts Commission.

On May 17, 2006, the Minister of Transportation and Telecommunications established a commission of experts in order to avoid the regulation and the regulator from becoming obsolete.

The first stage of work will be destined to propose terms of reference for reviewing the telecommunications market in a period of 90 days. During the second stage a regulation must be proposed in line with the industry’s requirements, in order to generate greater competition, eliminate entrance barriers, identify the guarantees and rights of consumers. One-year deadline.

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Public consultation on “Removal of Obstacles for Development of Telecommunications in the Short-term”.

On May 18, 2006, the Undersecretary of Telecommunications formulated a public consultation the scope of which is to identify the barriers and obstacles that can be detected in technical standards, regulations that do not allow for efficient development of the market in terms of competition, incentives for investment and protection of the interests of customers and users of telecommunications services. This public consultation seeks to abolish, modify, formally interpret or incorporate any obsolete, ambiguous or missing standard in order to achieve a more equitable, competitive sector that protects society which can be accomplished in the short-term.

On June 19, 2006, Telefónica Chile sent the report to the Undersecretary of Telecommunications, as per the timeline defined in the public consultation.

On August 18, 2006, the Undersecretary of Telecommunications will publish a document on the conclusions of this public consultation, taking charge of planning and explaining the decisions adopted on the basis of the analysis performed.

Proposed law that will modify the free competition law.

On June 6, 2006, the Government announced the legal initiative that seeks to modify the law on free competition to avoid the risks implied by market concentration through preventive actions and increasing the amount of the maximum fine that can be imposed by the Court of Free Competition from 20 thousand to 30 thousand UTA (US$22 million).

Telefónica Chile will analyze the legal initiative in order to issue its opinion through formal channels, and in addition it will continue implementing the open models to manifest that its intention is not to affect sound competition.

Extension of the length of the public telephone services subscriber number.

By means of Resolution No. 1120, of September 28, 2005, published in the Official Gazette on October 4, 2005, Subtel set a period of 10 months to extend the local telephone numbers in the Primary Zones of Valparaiso and Concepción by one digit. The extension for Santiago and the rest of the zones was deferred.

Furthermore, by means of Decree No. 400, of October 4, 2005, issued by the Ministry of Transport and Telecommunications, the Fundamental Telephone Numbering Technical Plan was modified in order to define the virtual mobile network area code as the number 09 and Exempt Resolution No. 27 establishes August 19, 2006 as the date on which the new code of the virtual mobile area will begin operating.

Telefónica Chile is performing the network and system modifications required to enable the requirements of the telephone numbers regulation.

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Technical Standard that classifies complementary services into categories.

By means of Exempt Resolution No. 1319, of October 6, 2004, Subtel established the categories of complementary services and attributed the numeration to the respective categories of complementary services that users can access through the public telephone network.

Telefónica Chile made the adjustments to its network to enable, among other aspects, numbering of the complementary Internet narrowband access service, the deadline for which is April 8, 2006.

Public consultation of regulation projects.

In July and August 2004, Subtel began making public inquiries to the relevant parties of the telecommunications sector with respect to proposals for regulations regarding Network Unbundling and IP Telephony.

The Network Unbundling proposal, which was subjected to a new public inquiry in December 2004, defines the services, their operating conditions and adds new services that modify the conditions already defined in the tariff decree, defining new obligations that make unbundling more troublesome (obligation to invest, new rights of subscribers, discrimination of obligations according to the technology used, etc.). Furthermore, the obligation to resell is established for mobile companies and the resale conditions are regulated for wholesalers of alternative tariff plans offered by Telefónica Chile. The Company participated in those public inquiries making its observations and formulating its legal objections among which it emphasized that a large part of those proposals are matters of law and not mere regulations, at the same time that other aspects of the regulatory proposal cannot even be addressed in a law since they affect rights guaranteed by the Chilean Constitution.

Regarding the IP Telephony proposal, it defines a special type of broadband telephony, which is provided using the existing broadband infrastructure, with fewer regulatory requirements than traditional telephony (for example, the multicarrier system for DLD is not applicable), which discriminates against traditional operators who could not provide the service under these same conditions. The Company, as well as other operators, made their observations and legal objections to this proposal since they consider it, among other aspects, discriminatory and an attack on the development of the industry since it discourages investment in new infrastructure and in broadband.

The Minister of Transportation and Telecommunications stated that before citing the mentioned regulations, the telecommunications policy must be defined. The Undersecretary of Telecommunications has stated that the Unbundling Regulation does not form part of the agenda for this year. Regarding the IP Telephony Regulation, we must wait for the verdict of the Court of Free Competition to be handed down.

As of June 30, 2006, Subtel has not made a pronouncement on either case regarding the observations and legal objections made by the Company and by other companies in the sector, nor has it sent to the Chilean General Comptroller the final texts of such regulations for recording.

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Lawsuit Telefónica Chile against the State of Chile

On October 31, 2001, Telefónica Chile, seeking to correct errors in Tariff Decree No. 187 of 1999, filed a motion for reconsideration with the Ministries requesting corrections to the 1999 Tariff Decree No. 187. On January 29, 2002, the Ministries issued a joint rejection of this request, explaining that “having carefully evaluated, only the feasibility and timeliness of the petition made, considering the set of circumstances of the problem and the prudence that must orient public actions”, and that the rejection “has had no other motivation than to protect the general interest and progress of the telecommunications services”.

Having exhausted all administrative remedies aimed at correcting the illegal actions taken in the tariff-setting process of May 1999, in March 2002, Telefónica Chile filed a lawsuit for damages against the Government in the amount of Ch$181,038,411,056 plus readjustments and interest, covering past and future damages incurred up to May 2004.

Expert reports were presented on various aspects of the case supporting the position held by Telefónica Chile. On March 29, 2005, the court dictated a resolution summoning the parties to the first instance sentencing, which involves an end to the discussion and evidence stage. A sentence should be declared in the near future.

Indemnity Complaint filed by Telefónica Chile and Telefónica Larga Distancia against the Government

Telefónica Chile and Telefónica Larga Distancia filed a plenary damage indemnity lawsuit against the Government of Chile, claiming damages due to modification of telecommunications networks in respect to work performed by highway concessionaries from 1996 to 2000.

The amount of the damages claimed, which consisted in having forced both companies to pay to transfer their communications networks due to the construction of public works on concession under the Concessions Law, amounts to:

a.- Compañía de Telecomunicaciones de Chile S.A.: Ch$ 1,929,207,445
b.- Telefónica Larga Distancia S.A.: Ch$2,865,208,840

The process is currently at the final sentencing stage.

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Voissnet Makes an Accusation Before the National Economic Attorney General’s Office (“Fiscalía Nacional Económica”) and Files Suit Before the Antitrust Commission, both against Telefónica Chile

On January 20, 2005, Telefónica Chile responded to the accusation made by Voissnet filed before the National Economic Attorney General’s Office for alleged events which in its opinion attempted to violate free competition, development and growth of Internet technology, fundamentally of broadband telephony, and access to broadband, since they establish the prohibition of carrying voice using the Internet broadband access provided by Telefónica Chile.

On March 14, 2005 Telefónica Chile responded to the complaint filed by Voissnet before the Antitrust Commission (Tribunal de Defensa de la Libre Competencia”), hereafter TDLC, which is founded on the same facts that Voissnet indicated in the accusation filed before the National Economic Attorney General’s Office. Voissnet’s intention is for the TDLC to force Telefónica Chile to allow third parties to provide IP Telephony through the Internet using the ADSL owned by Telefónica Chile.

Telefónica Chile rejected each and every part of the accusations made by the accuser, providing market, legal and regulatory information regarding development of the broadband market in Chile, stating that it has made considerable investments to develop broadband in Chile and has facilitated the participation of all ISP through an open model, and that it is not opposed to IP telephony, but rather to the anti-competitive practices that companies are attempting to use, taking advantage of investments made by others.

Telefónica Chile in turn filed a countersuit against Voissnet, in order for the Court to correct, prohibit and suppress the serious attempts to limit free competition incurred by that company, by providing telephone services to its subscribers without having the concession required by Law, or complying with the legal, regulatory and technical regulations applicable to telephony that are fulfilled by the public telephone service concessionaries, applying market skimming practices of customers of telephone concessionaries with a greater amount of traffic and which have the broadband service, and taking advantage of the existing infrastructure owned by the mentioned companies, without their authorization, and without any retribution or payment whatsoever for the use of the public telephone network and equipment used to provide broadband Internet access.

Subtel submitted the report requested by the TDLC in relation to the complaint presented by Voissnet, without making reference to the countersuit presented by Telefónica Chile, questioning the contractual restrictions imposed by Telefónica Chile.

On April 8, 2005, Voissnet answered the counterplea filed by Telefónica Chile, requesting that it be rejected in all its parts. By means of resolution dated June 1, 2005, the TDLC deemed that there were no substantial, relevant and controversial facts, therefore the case was not to be received for evidence, but a date would be set to hear the case.

Telefónica Chile appealed the resolution of the TDLC since it considers that there are substantial, relevant and controversial facts that both parties must prove within the evidence stage, and which are determinant for due resolution of this process and it requested that the Court dismiss it and replace it receiving the case for the evidence stage.

On June 22, 2005, the TDLC dismissed the appeal made by Telefónica Chile, ratifying that in this case only legal and not factual aspects must be clarified.

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On August 16, 2005, Telefónica Chile was notified of the requirement filed against it by the Fiscalía Nacional Económica (FNE), based on the same conducts alleged by Voissnet against Telefónica Chile in its complaint of December 2004. In its requirement, the FNE mainly requests the following from the TDLC: That it declare that Telefónica Chile has infringed on free trade, through the creation of artificial entry barriers for new competitors in the local fixed telephony market, ordering it to abstain from persisting in any act or conduct the purpose of which is to prevent granting of IP Telephony; that the Megavía DSL Contracts for Broadband Access to Internet signed by CTC with the ISP be modified, in order to immediately terminate the application of the clauses that prohibit granting of IP voice service; that Telefónica Chile be fined 350 annual tax units (“unidades tributarias anuales”), or whatever fine the TDLC determines, and payment of the costs of this case; and that a request be made to the President of the Chile so that, through the applicable ministries, a study should be performed of the modifications needed to the legal and regulatory precepts of the current regulatory framework of the telecommunications market.

On September 2, 2005, Telefónica Chile answered the complaint of the FNE.

The TDLC ordered both processes to be accumulated, which means that the Voissnet lawsuit is suspended until the new lawsuit arrives at the same stage. Therefore, the allegations cited August 11, 2005 were suspended.

On October 4, 2005, the TDLC accepted the petition of Telefónica Chile to receive the case for evidence, setting the points of evidence. On October 11, 2005, accepting the request of the Company and the FNE for reinstatement, the Court modified the originally defined points of evidence.

On December 15, 2005, Telmex Servicios Empresariales S.A. became a party to the process as a third party interested in the results of the lawsuit, stating to the TDLC that in accordance with current legislation, the broadband voice services provided by Voissnet are a public telecommunications service, and therefore there is no reason whatsoever that in their provision they are exempt from the regime applicable to all local telephone operators.

On December 20, 2005, the TDLC began hearing evidence from witnesses, with Voissnet providing evidence first followed by the National Economic Attorney General’s Office and finally Telefónica Chile. Likewise, on December 27, 2005, the parties filed their technical economic reports.

In June 2006, the evidence hearings concluded. The Court of Free Competition set the date for the pleadings of the parties for next August 2. Based on the deadlines established by the antitrust legislation, the sentence should be dictated during the second half of September 2006.

Setting Rates for Post Supports

Telefónica Chile together with other telecommunications companies presented objections before the Panel of Experts of the Electricity Law, regarding rates for services corresponding to support on posts, proposing an annual rate for each post support of approximately 0.02 UF.

Similarly, the distribution companies also presented before the Panel of Experts their objections regarding the post support rates proposed by the National Energy Commission, proposing an annual rate of between 0.4 UF and 0.5 UF for each support.

On July 7, 2005 Telefónica Chile and the rest of the telecommunications companies that submitted objections to the Panel of Experts, presented their observations of the objections formulated by the electric companies.

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The Court of Appeals rejected the protection petition filed by Chilectra S.A., against the judgment of the Panel of Experts, which made a pronouncement on the objections submitted by the Distributors and the telecommunications companies against the Technical Report of the CNE. The Judgment of the Panel of Experts opted for the values proposed by the CNE, including the service of post supports.

Chilectra S.A. also filed with the Chilean General Comptroller appealing the legality of the tariff process. The same was done by ASEP and Chilquinta, filing separate appeals before the Chilean General Comptroller. The Chilean General Comptroller has not issued its report.

Last September 16, the Ministry of Economy submitted to the Chilean General Comptroller for recording, the Tariff Decree that sets the new rates for associated services.

On December 6, 2005, the Chilean General Comptroller returned the decree to the Ministry of Economy, without recording since it deemed that it lacks legality since tariffs must be established during the tariff setting process completed in November 2004, for a 4-year term.

On December 14, 2005, the Ministry of Economy and the National Energy Commission filed a motion to abandon the proceedings before the Chilean General Comptroller, which is pending a pronouncement from the controlling entity.

Telefónica Chile filed a motion for protection against the decision of the Comptroller before the Santiago Court of Appeals, which was accepted for processing by the court. Telecommunications companies VTR, CNT and Entel became a party to the motion for protection.

The Court of Appeals rejected the protection motion filed against the Controller General of the Republic, which was confirmed by the Supreme Court on June 19, 2006.

Lawsuit filed against VTR before the Santiago Civil Court.

Telefónica Chile filed a civil lawsuit against VTR for automatic collect call services (800 services), demanding payment of the local measured service (SLM) rate as established in their tariff decree, in the amount of Ch$1,500 million.

VTR answered the complaint alleging that the price that should be paid is the resale SLM rate less VTR’s access charge. Likewise they filed a reconventional complaint in which they request that Telefónica Chile pay their credits for this same service, based on VTR’s free SLM.

The discussion period has concluded, and in the next few months evidence must be presented.

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Public Tender to Grant Wireless Local Public Telephone Concessions on the 3,400 – 3,600 MHz Frequency Band

On September 15, 2005 the projects were delivered to the companies participating in the public tender called by Subtel to grant wireless local public telephone concessions on the 3,400 – 3,600 MHz band.

The companies participating in that tender were Telefónica Chile, Telmex Servicios Empresariales, MIC Chile S.A. (owned by Telmex Chile) and VTR.

On December 13, 2005, Subtel informed that VTR and Telmex were awarded the concessions to offer wireless local telephone throughout the country, through the preferential rights of both companies.

The resolution that awards Telmex the national wireless local public telephone service concession was published in the Official Gazette on December 16, 2005 and the resolutions awarding VTR the regional concessions excluding Regions XI and XII, of the public tender, were published on December 21, 2005.

Telefónica Chile appealed the awarding of the concessions in conformity with the procedure established in the General Telecommunications Law. On March 14, 2006, Telefónica Chile filed an appeal against the resolution of the Minister of Transportation and Telecommunications before the Court of Appeals, which rejected the complaint.

On December 27, 2005 Telefónica Chile filed a public law motion to vacate before the 2nd Civil Court of Santiago against the Ministry of Transportation and Telecommunications and Subtel, requesting that the recognition of the preferential right of Telmex Servicios Empresariales S.A. be declared null. The Court accepted the mentioned complaint for processing.

On February 1, 2006 Telefónica Chile filed an illegality complaint before the Chilean General Comptroller due to what was stated in the Public Tender documents to grant Wireless Local Public Telephone Concessions in the 3,400 – 3,600 MHz band.

Regarding the projects corresponding to Regions XI and XII, the Ministry of Transportation and Telecommunications communicated that by means of Resolutions No. 64 and No. 65, both of January 20, 2006, it assigned the regional concessions to provide wireless local telephone services in Regions XI and XII to Telefónica Chile, since it was the only bidder. The resolutions were published in the Official Gazette and in newspapers distributed in both regions on February 7, 2006. The decrees that grant the mentioned concessions are pending.

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Permit for Limited Cable Television Service

Through Exempt Resolution No. 1605 of December 23, 2005, Subtel granted Telefonica Multimedia Chile S.A. (formerly Tecnonáutica S.A.), a satellite television limited service permit to operate throughout the national territory.

In addition, through Resolution No. 81 of February 21, 2006, Subtel granted Telefónica Multimedia Chile S.A. a cable television limited service permit to provide the service through the broadband network of Telefónica Chile, throughout the national territory for an unlimited term except for the Metropolitan Region, which is covered in the permit granted in 1994

Subtel dictated the technical standard that establishes that the cable television service can be provided using any technology through physical media, which regulates the operation of the ADSL broadband network to provide television services.

Telefónica Multimedia Chile S.A. began commercializing pay television services. In turn Telefónica Chile began commercializing voice services, pay television and broadband.

To date a protection motion has been filed by television channels – Televisión Nacional and Channel

13 – against the Company for incorporating their free reception signals in the pay television services distributed by subsidiary Telefónica Multimedia Chile S.A. The Court of Appeals declared the motion inadmissible, and it is currently pending in the Supreme Court.

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9. ANALYSIS OF MARKETS, COMPETITION AND RELATIVE PARTICIPATION

Relevant Industry Information

During the second quarter of 2006, the Telecommunications industry maintained its characteistic dynamism, with emphasis on the evolution of the mergers and acquisition processes of operators and the continuity of the constant changes in consumer choices for telecommunications services, particularly within broadband services.

It is estimated that the mobile telephone market reached approximately 3.4 million lines, in June 2006 with no change in comparison to June 2005. Voice services show drops of 4.5% in local, 12.4% in DLD and 10.3% in ILD accumulated in respect to the previous year.

It is estimated that as of March 2006 the mobile telephone market reached a total of 12.1 million subscribers, which represents an accumulated growth of 14% in respect to June 2005.

The Internet market shows a migration from narrowband to broadband, with a 56% decrease in the narrowband market with a total estimated 2,180 million annual minutes and a 48% increase in the broadband market, which as of June 2006, slightly exceeds 900 thousand accesses, 52% with ADSL technology.

Relevant Information Regarding Competitive Environment.

Smartcom was awarded the mobile frequency concession owned by Telefónica Móviles Chile S.A.

On April 20, 2006 the mobile telephone public service concession tenders took place for the 800 Mhz frequency band owned by Telefónica Móviles Chile S.A. ordered by the Court of Free Competition as a condition for the approval of the merger of the operations of Telefónica Móviles Chile S.A. The frequencies were awarded to Smartcom S.A.

After being acquired by Almendral, Entel sells its participation in Americatel Corporation.

On January 24, 2005, Almendral S.A communicated to the Superintendency of Securities and Insurance the completion of its negotiations with Telecom Italia, for the acquisition of its participation in Entel Chile.

On March 29, 2005, Almendral S.A. and its subsidiary Inversiones Altel Limitada, purchased from Telecom Italia International N.V., 5.86% and 48.9%, respectively, of the shares of Entel S.A. The price paid for 54.76% of the shares was US$ 934 million, with a value of US$ 7.21 per share.

On March 31, 2006, Entel signed a contract denominated Stock Purchase Agreement (“SPA”), in which they agreed to sell to Platinum Equity, LLC (“Platinum”) all the shares which, through Entel International B.V.I. Corporation, it has in Americatel Corporation. The shares of Americatel that Entel has agreed to sell represent 80% of the capital of Americatel.

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GTD acquires Manquehue Net S.A.

On June 17, 2005, the Board of Directors of Manquehue Net S.A. received the offer made by GTD Grupo Teleductos S.A. to the shareholders of Manquehue Net S.A.

On September 30, 2005, Manquehue Net S.A notified the Superintendency of Securities and Insurance that GTD Grupo Teleductos S.A through its subsidiaries GTD Teleductos S.A and GTD Telesat S.A. purchased all the shares of Manquehue Net S.A., thereby acquiring control of the company.

América Móvil acquires Smartcom.

On August 3, 2005 América Móvil announced the acquisition of 100% of the ownership of the Endesa Spain Group in Smartcom. The Company value involved in the operation was US$ 472 million. América Móvil is associated with Telmex Corp. S.A.

Analysis of relative participation

Local Telephone Service.

This market contemplates providing local telephone services inside the primary areas, interconnection with other telecommunications companies and other unregulated local services. Entrance to this market is regulated by concessions awarded by Subtel.

Currently 10 companies with 13 brands participate in this market, including three exclusively rural operators. The penetration rate as of a June 2006 was 20.5 lines per 100 residents. Telefónica Chile has approximately 70% of the fixed telephone lines as of June 2006.

Long Distance.

This market contemplates communications services between primary areas (DLD) and international communications (ILD), also known as intermediate services.

On March 9, 1994 Law No. 19,302 came into effect. It establishes the application of a multicarrier system for domestic and international long distance. This law allows local telephone operators to participate in the long distance market through an independent subsidiary subject to a series of requirements.

In this market there are currently 15 companies operating with 18 carrier codes. Traffic in the DLD market, through fixed telephone lines recorded a 15.2% drop in the second quarter in respect to the second quarter of 2005. In the same period a decrease of 16.1% is estimated in the ILD market. Telefónica Chile, through it subsidiary Telefónica Larga Distancia, reached an estimated market share of 46.7% in domestic long distance and 39.2% in outgoing international long distance in the second quarter of 2006.

Corporate Communications.

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This business area contemplates providing circuit and data services (Datared, E1, ATM, Frame Relay), IP network solutions, Hosting, ASP and advanced telecommunications solutions for companies with Internet service providers (ISPs). It also includes commercialization of advanced equipment (multiple lines and PABx, among others).

In this business Telefónica Chile competes with 8 companies in the private services arena and in the hosting business with at least 10 companies, reaching a market share in income of approximately 43% accumulated as of December 2005, including sale of advanced equipment to companies.

Mobile Communications.

Mobile communications includes the provision of mobile communication services (cellular telephone, trunking and wireless data transmission). There are currently three mobile telephone operators, one smaller operator of mobile satellite communications and one operator that offers digital trunking and is authorized to interconnect to the public mobile network.

Telefónica Chile stopped offering mobile services in July 2004. It currently maintains the relationship with this sector through incoming and outgoing fixed telephone service traffic. Fixed-mobile traffic has grown by 2.5% during the period from January to June 2006 in comparison to the same period the previous year. Mobile-fixed traffic has not varied in the same period.

Pay TV.

In the pay television market there is one dominant operator due to the merger of VTR and Metrópolis Intercom who altogether have over 90% of the pay TV market with 767 thousand connections as of March 2005, two satellite TV operators and close to 20 cable TV operators in specific areas, which altogether do not exceed 10% of the market.

Internet Access.

In this market there are currently approximately 35 ISPs operating effectively, with three of these concentrating 82% of traffic. IP traffic (switchboard) accumulated from January to June 2006 in the network of Telefónica Chile reached the order of 944 million minutes, a 48% drop in respect to the same period in 2005, mainly due to migration of users to broadband.

Telefónica Chile continues with an intensive deployment of Internet access through ADSL broadband, directly to the customer and through a wholesale model in the ISP industry. As of June 2006, Telefónica Chile’s broadband connections in service reached 419,040 a growth of 69% compared to June 2005, achieving an estimated broadband market share of 46% as of December 2005, considering speeds equal to or exceeding 128 kbps.

Other Businesses.

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Comprises the Public Telephone market, in which Telefónica Chile participates, there are seven nationwide companies of which Telefónica Chile, as of June 2006 has approximately 28% of the market share considering it owns 10,040 public telephones. Additionally, Telefónica Chile has another 11,264 community telephones installed.

On November 20, 2001 a new subsidiary was formed to commercialize and install alarm systems and video cameras for residential and corporate customers, providing monitoring and surveillance services and any other service relating to the above. As of June 2006 it is estimated that Telefónica Chile has a market share of 30% in this service.

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10. ANALYSIS OF MARKET RISK

Financial Risk Coverage

With the attractive foreign interest rates in certain periods, the Company has obtained financing abroad, denominated mainly in dollars and in certain cases at a floating interest rate. For this reason the Company faces two types of financial risks, the risk of exchange rate fluctuations and the risk of interest rate fluctuations.

Financial risk due to foreign currency fluctuations.

The Company has exchange rate coverage instruments, the purpose of which is to reduce the negative impact of the dollar fluctuations on its results. The percentage of interest bearing debt exposure is defined and continuously reviewed, basically considering the volatility of the exchange rate, its trend, and the cost and availability of hedging instruments for different terms.

The main hedging instruments used are Cross Currency Swaps, and dollar/UF and dollar/peso exchange insurance.

As of June 30, 2006, the interest bearing debt in original currency expressed in dollars was US$ 817 million, including US$ 550 million in financial liabilities in dollars, US$ 245 million of debt expressed in “unidades de fomento” and US$ 22 million of debt in Chilean pesos. In this manner USCh$ 550 million corresponds to debt directly exposed to the variations of the dollar.

Simultaneously, the Company had Cross Currency Swaps, dollar/UF, dollar/peso exchange insurance and assets in dollars that resulted, as of the end of the second quarter 2006 in close to 0% exposure to foreign exchange.

Financial risk due to floating interest rate fluctuations.

The policy for hedging interest rates seeks to reduce the negative impact on financial expenses due to interest rate increases.

As of June 30, 2006, the Company had debt at variable interest rates Libor and TAB, mainly for bank loans.

To protect the Company from increases in the floating interest rates, derivative financial instruments have been used, particularly Cross Currency Swaps (which protect the Libor rate), to limit the future fluctuation of interest rates. As of June 30, 2006 this has allowed the Company to end with an exposure of 14% of the total interest bearing debt in original currency.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 21, 2006

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A.

By:	/S/ Julio Covarrubias F.
Name: Julio Covarrubias F. Title: Chief Financial Officer